Exhibit 99.12

JUST ENERGY GROUP INC.

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT JUNE 30, 2011

(thousands of Canadian dollars)

	Notes		June 30, 2011	March 31, 2011	April 1, 2010
ASSETS
Non-current assets
Property, plant and equipment	8		$241,353	$234,002	$216,676
Intangible assets	9		573,821	640,219	528,854
Contract initiation costs			32,570	29,654	5,587
Other non-current financial assets	10		4,381	5,384	5,027
Non-current receivables			4,827	4,569	2,014
Deferred tax asset			100,570	121,785	265,107

			$957,522	$1,035,613	$1,023,265

Current assets
Inventories			$5,634	$6,906	$6,323
Gas delivered in excess of consumption			9,451	3,481	7,410
Gas in storage			26,743	6,133	4,058
Current trade and other receivables			256,667	281,685	232,579
Accrued gas receivables			14,387	26,535	20,793
Unbilled revenues			103,463	112,147	61,070
Prepaid expenses and deposits			6,010	6,079	20,038
Other current assets	10		8,139	3,846	2,703
Corporate tax recoverable			7,231	9,135	—
Cash and cash equivalents	6		76,241	98,466	78,782

			513,966	554,413	433,756

TOTAL ASSETS			$1,471,488	$1,590,026	$1,457,021

DEFICIT AND LIABILITIES
Deficit attributable to equity holders of the parent
Deficit			$(1,342,401)	$(1,349,928)	$(1,556,669)
Accumulated other comprehensive income	11		107,157	123,919	221,969
Unitholders’ capital			—	—	777,856
Shareholders’capital	12		973,245	963,982	—
Equity component of convertible debenture	13	(e)	18,186	18,186	—
Contributed surplus	12		53,849	52,723	—

Shareholders’ deficit			(189,964)	(191,118)	(556,844)

Non-controlling interest			—	—	20,421

TOTAL DEFICIT			(189,964)	(191,118)	(536,423)

Non-current liabilities
Long-term debt	13		524,950	507,460	231,837
Provisions	14		3,293	3,244	3,124
Deferred lease inducements			1,537	1,622	1,984
Other non-current financial liabilities	10		310,512	355,412	590,572
Deferred tax liability			7,505	22,919	6,776
Liability associated with exchangeable shares and Equity-based compensation	19		—	—	181,128

			847,797	890,657	1,015,421

Current liabilities
Bank indebtedness			6,253	2,314	8,236
Trade and other payables			252,497	275,503	177,368
Accrued gas payable			10,420	19,353	15,093
Deferred revenue			7,205	—	7,202
Unit distribution payable			—	—	13,182
Income taxes payable			3,803	9,788	6,410
Current portion of long-term debt	13		93,718	94,117	61,448
Provisions	14		4,061	4,006	3,884
Other current financial liabilities	10		435,698	485,406	685,200

			813,655	890,487	978,023

TOTAL LIABILITIES			1,661,452	1,781,144	1,993,444

TOTAL DEFICIT AND LIABILITIES			$1,471,488	$1,590,026	$1,457,021

Commitments (Note 21)

See accompanying notes to the interim consolidated financial statements

1.

JUST ENERGY GROUP INC.

INTERIM CONSOLIDATED INCOME STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2011

(thousands of Canadian dollars)

	Notes		June 30, 2011	June 30, 2010
SALES	15		$626,200	$609,684
COST OF SALES	16	(b)	531,939	529,329

GROSS MARGIN			94,261	80,355

EXPENSES
Administrative expenses			28,284	28,841
Selling and marketing expenses			34,554	29,758
Other operating expenses	16	(a)	39,140	38,083

			101,978	96,682

Operating loss			(7,717)	(16,327)
Finance costs	13		(13,792)	(12,755)
Change in fair value of derivative instruments	10		79,697	335,547
Other income			165	1,782

Income before income tax			58,353	308,247
Provision for income tax expense	17		7,221	37,458

PROFIT FOR THE PERIOD			$51,132	$270,789

Attributable to:
Shareholders/Unitholders of Just Energy			$51,132	$273,409
Non-controlling interests			—	(2,620)

PROFIT FOR THE PERIOD			$51,132	$270,789

See accompanying notes to the interim consolidated financial statements

Income per share/unit	18
Basic			$0.37	$2.19
Diluted			$0.35	$1.78

2.

JUST ENERGY GROUP INC.

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THREE MONTHS ENDED JUNE 30, 2011

(thousands of Canadian dollars)

	Notes	2011	2010
Profit for the period		$51,132	$270,789

Other comprehensive income	11
Unrealized gain on translation of foreign operations		(3,745)	14,881
Amortization of deferred unrealized gain of discontinued hedges net of income taxes of $7,375 (2010—$5,850)		(13,017)	(28,723)

Other comprehensive loss for the period, net of tax		(16,762)	(13,842)

Total comprehensive income for the period, net of tax		$34,370	$256,947

Total comprehensive income attributable to:
Shareholders/Unitholders of Just Energy		$34,370	$259,567
Non-controlling interest		—	(2,620)

Total comprehensive income for the period, net of tax		$34,370	$256,947

See accompanying notes to the interim consolidated financial statements

3.

JUST ENERGY GROUP INC.

INTERIM CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

FOR THREE MONTHS ENDED JUNE 30, 2011

(thousands of Canadian dollars)

	Notes	2011	2010
ATTRIBUTABLE TO THE SHAREHOLDERS

Accumulated deficit
Accumulated deficit, beginning of period		$(315,934)	$(671,010)
Profit for the period, attributable to the Shareholders/Unitholders		51,132	273,409

Accumulated deficit, end of period		(264,802)	(397,601)

DISTRIBUTIONS/DIVIDENDS

Distributions and dividends, beginning of period		(1,033,994)	(885,659)
Distributions and dividends		(43,605)	(39,459)

Distributions and dividends, end of period		(1,077,599)	(925,118)

DEFICIT		$(1,342,401)	$(1,322,719)

ACCUMULATED OTHER COMPREHENSIVE INCOME	11

Accumulated other comprehensive income, beginning of period		$123,919	$221,969
Other comprehensive loss		(16,762)	(13,842)

Accumulated other comprehensive income, end of period		$107,157	$208,127

SHAREHOLDERS’/UNITHOLDERS’ CAPITAL
Shareholders’/Unitholders’ capital, beginning of period		$963,982	$777,856
Share units exchanged		—	5,903
Share units issued on exercise/exchange of unit compensation		587	—
Dividend reinvestment plan		8,676	5,599

Shareholders’/Unitholders’ capital, end of period		$973,245	$789,358

CONTRIBUTED SURPLUS	12
Balance, beginning of period		$52,723	$—
Add: share-based compensation awards		1,681	—
non-cash deferred share grant distributions		32	—
Less: share-based awards exercised		(587)	—

Balance, end of period		$53,849	$—

See accompanying notes to the interim consolidated financial statements

4.

JUST ENERGY GROUP INC.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THREE MONTHS ENDED JUNE 30, 2011

(thousands of Canadian dollars)

	Notes	June 30, 2011	June 30, 2010
Net inflow (outflow) of cash related to the following activities

OPERATING
Income before income tax		$58,353	$308,247

Items not affecting cash
Amortization of intangible assets and related supply contracts		29,304	27,172
Amortization of contract initiation costs		3,871	2,088
Amortization included in cost of goods sold		2,903	2,410
Amortization of property, plant and equipment		1,341	1,920
Share-based compensation		1,681	2,010
Financing charges, non-cash portion		1,923	1,481
Transaction costs		—	1,099
Other		(85)	(88)
Change in fair value of derivative instruments		(79,697)	(335,547)

		(38,759)	(297,455)

Adjustment required to reflect net cash receipts from gas sales	22	3,108	8,436

Changes in non-cash working capital	23	(4,049)	6,104

		18,653	25,332
Income tax paid		(2,959)	(2,456)

Cash inflow from operating activities		15,694	22,876

INVESTING
Purchase of property, plant and equipment		(11,595)	(9,607)
Purchase of intangible assets		(1,597)	(362)
Acquisitions of a subsidiary, net of cash acquired	7	(2,223)	(251,972)
Transaction costs on acquisitions		—	(1,099)
Proceeds of long-term receivable		(261)	3,128
Contract initiation costs		(6,862)	(3,674)

Cash outflow from investing activities		(22,538)	(263,586)

FINANCING
Dividends paid		(34,897)	(33,243)
Increase (decrease) in bank indebtedness		3,939	(383)
Issuance of long-term debt		68,941	349,197
Repayment of long-term debt		(53,706)	(49,386)

Cash inflow (outflow) from financing activities		(15,723)	266,185

Effect of foreign currency translation on cash balances		342	4,701

Net cash inflow (outflow)		(22,225)	30,176
Cash, beginning of period		98,466	78,782

Cash, end of period		$76,241	$108,958

See accompanying notes to the interim consolidated financial statements

5.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

1.	ORGANIZATION

Effective January 1, 2011, Just Energy completed the conversion from an income trust, Just Energy Income Fund (the “Fund”), to a corporation (the “Conversion”). The plan of arrangement was approved by unitholders on June 29, 2010, and by the Alberta Court of the Queen’s Bench on June 30, 2010 and going forward from January 1, 2011, operates under the name, Just Energy Group Inc. (“JEGI”, “Just Energy” or “the Company”). JEGI was a newly incorporated entity for the purpose of acquiring the outstanding units of the Fund, exchangeable shares of Just Energy Exchange Corp. (“JEEC”) and the Class A preference shares of Just Energy Corp. (“JEC”) on a one-for-one basis for common shares of JEGI. There was no change in the ownership of the business and therefore, there is no impact to the consolidated financial statements except for the elimination of unitholders’ equity and the recording of shareholders’ equity in the same amount.

Just Energy is a corporation established under the laws of Canada to hold securities and to distribute the income of its directly or indirectly owned operating subsidiaries and affiliates: Just Energy Ontario L.P., Just Energy Manitoba L.P., Just Energy Quebec L.P., Just Energy (B.C.) Limited Partnership, Just Energy Alberta L.P., Alberta Energy Savings L.P. (“AESLP”), Just Energy Illinois Corp., Just Energy New York Corp., Just Energy Indiana Corp., Just Energy Texas L.P., Just Energy Massachusetts Corp., Just Energy Michigan Corp., Just Energy Pennsylvania Corp., Universal Energy Corporation, Commerce Energy Inc. (“Commerce” or “CEI”), National Energy Corp. (which operates under the trade name of National Home Services (“NHS”)), Hudson Energy Services, LLC, and Hudson Energy Canada Corp. (collectively “Hudson” or “HES”), Momentis Canada Corp. and Momentis U.S. Corp. (collectively, “Momentis”), Terra Grain Fuels Inc. (“TGF”), Hudson Energy Solar Corp. and Just Energy Limited (“JEL”).

The registered office of Just Energy is First Canadian Place, 100 King Street West, Toronto, Ontario, Canada. The consolidated financial statements consist of Just Energy, its subsidiaries and affiliates. The financial statements were approved by the Board of Directors on August 11, 2011.

2.	OPERATIONS

Just Energy’s business primarily involves the sale of natural gas and/or electricity to residential and commercial customers under long-term fixed-price, price-protected or variable-priced contracts and green energy products. By fixing the price of natural gas or electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy’s customers offset their exposure to changes in the price of these essential commodities. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion. Just Energy, which commenced business in 1997, derives its margin or gross profit from the difference between the price at which it is able to sell the commodities to its customers and the related price at which it purchases the associated volumes from its suppliers. Just Energy also offers “green” products through its JustGreen and JustClean programs. The electricity JustGreen product offers the customer the option of having all or a portion of his or her electricity sourced from renewable green sources such as wind, run of the river hydro or biomass. The gas JustGreen product offers carbon offset credits which will allow the customer to reduce or eliminate the carbon footprint of their home or business. JustClean products allow customers in certain jurisdictions to offset their carbon footprint without purchasing commodity from Just Energy. JustClean can be offered in all states and provinces and is not dependent on energy deregulation. Management believes that the JustGreen and JustClean products will not only add to profits, but also increase sales receptivity and improve renewal rates.

In addition, through National Home Services, Just Energy sells and rents high efficiency and thankless water heaters, air conditioners and furnaces to Ontario residents. Through its subsidiary Terra Grain Fuels, Just Energy produces and sells wheat-based ethanol. Just Energy has also launched, Hudson Solar, a solar project development platform in New Jersey.

6.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

3.	BASIS OF PREPARATION AND ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

In 2010, the Canadian Institute of Chartered Accountants (“CICA”) Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”) and requires publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the Company has commenced reporting on this basis in these consolidated financial statements. In the consolidated financial statements, the term ?CGAAP? refers to Canadian Generally Accepted Accounting Principles before the adoption of IFRS.

These consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting, and IFRS 1, First-time Adoption of International Financial Reporting Standards. Subject to certain transition elections, the Company has consistently applied the same accounting policies in its opening IFRS consolidated balance sheet at April 1, 2010, and throughout all periods presented, as if these policies had always been in effect. Note 24 discloses the impact of the transition to IFRS on the Company’s reported financial position, financial performance and cash flows, including the nature and effect of significant changes in accounting policies from those used in the Company’s audited annual consolidated financial statements for the year ended March 31, 2011 prepared under CGAAP.

The policies applied in these consolidated financial statements are based on IFRS issued and outstanding as of June 30, 2011. Any subsequent changes to IFRS pertaining to the Company’s annual consolidated financial statements for the year ending March 31, 2012 could result in a restatement of these consolidated financial statements, including the transition adjustments recognized on changeover to IFRS.

The consolidated financial statements should be read in conjunction with the Company’s CGAAP audited annual consolidated financial statements for the year ended March 31, 2011. Notes 19 and 24 disclose IFRS information for the year ended March 31, 2011, not provided for in the 2011 annual consolidated financial statements.

(a)	Basis of presentation

The consolidated financial statements are presented in Canadian dollars, the functional currency of Just Energy, and all values are rounded to the nearest thousand. The statements are prepared on an historical cost basis except for the derivative financial instruments, which are stated at fair value.

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and in preparing the opening I FRS consolidated statement of financial position as at April 1, 2010, for the purposes of the transition.

(b)	Principles of consolidation

The consolidated financial statements include the accounts of Just Energy and its directly or indirectly owned subsidiaries and affiliates as at June 30, 2011. Subsidiaries and affiliates are consolidated from the date of acquisition and control, and continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries and affiliates are prepared for the same reporting period as Just Energy, using consistent accounting policies. All intercompany balances, income, expenses, and unrealized gains and losses resulting from intercompany transactions are eliminated on consolidation.

7.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

3.	BASIS OF PREPARATION AND ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont’d)

(c)	Cash and cash equivalents

All highly liquid temporary cash investments with an original maturity of three months or less when purchased are considered to be cash equivalents. For the purpose of the consolidated statement of cashflows, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

(d)	Accrued gas receivables/accrued gas accounts payable or gas delivered in excess of consumption/deferred revenues

Accrued gas receivables are stated at estimated realizable value and result when customers consume more gas than has been delivered by Just Energy to local distribution companies (“LDCs”). Accrued gas accounts payable represents the obligation to the LDCs with respect to gas consumed by customers in excess of that delivered to the LDCs.

Gas delivered to LDCs in excess of consumption by customers is stated at the lower of cost and net realizable value. Collections from customers in advance of their consumption of gas result in deferred revenues.

Due to the seasonality of operations, during the winter months, customers will have consumed more than what was delivered resulting in the recognition of unbilled revenues/accrued gas accounts payable; however, in the summer months, customers will have consumed less than what was delivered, resulting in the recognition of gas delivered in excess of consumption/deferred revenues.

These adjustments are applicable solely to the Ontario, Manitoba, Quebec and Michigan gas markets.

(e)	Inventory

Inventory consists of water heaters, furnaces and air conditioners for selling purposes, gas in storage, ethanol, ethanol in process and grain inventory. Water heaters, furnaces and air conditioners are stated at the lower of cost and net realizable value with cost being determined on a weighted average basis.

Gas in storage represents the gas delivered to the LDCs. The balance will fluctuate as gas is injected or withdrawn from storage.

Gas in storage, ethanol, ethanol in process and grain inventory are valued at the lower of cost and net realizable value with cost being determined on a weighted average basis. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. The cost of inventories is based on the first-in first-out principle and includes expenditures incurred in acquiring the inventories and delivering to its existing location and condition.

(f)	Property, plant and equipment

Property, plant and equipment are stated at cost, net of any accumulated depreciation and impairment losses. Cost includes the purchase price and, where relevant, any costs directly attributable to bringing the asset to the location and condition necessary and/or the present value of all dismantling and removal costs. Where major components of property, plant and equipment have different useful lives, the components are recognized and depreciated separately. Just Energy recognizes in the carrying amount, the cost of replacing part of an item when the cost is incurred and if it is probable that the future economic benefits embodied with the item can be reliably measured. All other repair and maintenance costs are recognized in the

8.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

3.	BASIS OF PREPARATION AND ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont’d)

(f)	Property, plant and equipment (cont’d)

consolidated income statement as an expense when incurred. Depreciation is provided over the estimated useful lives of the assets as follows:

Asset category	Depreciation method	Rate/useful life
Furniture and fixtures	Declining balance	20%
Office equipment	Declining balance	20%
Computer equipment	Declining balance	30%
Buildings and ethanol plant	Straight line	15-35 years
Water heaters	Straight line	15 years
Furnaces and air conditioners	Straight line	15 years
Leasehold improvements	Straight line	Term of lease
Vehicles	Straight line	5 years
Solar equipment	Straight line	15-20 years

An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset is included in the income statement when the asset is derecognized.

The useful lives and methods of depreciation are reviewed at each financial year-end, and adjusted prospectively, if appropriate.

(g)	Business combinations and goodwill

Business combinations are accounted for using the purchase method. The cost of an acquisition is measured as the fair value of the assets given, equity instruments and liabilities incurred or assumed at the date of exchange. Acquisition costs for business combinations incurred subsequent to April 1, 2010, are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at fair values on the date of acquisition, irrespective of the extent of any non-controlling interest.

Goodwill is initially measured at cost, which is the excess of the cost of the business combination over Just Energy’s share in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities. Any negative difference is recognized directly in the consolidated income statement. If the fair values of the assets, liabilities and contingent liabilities can only be calculated on a provisional basis, the business combination is recognized using provisional values. Any adjustments resulting from the completion of the measurement process are recognized within 12 months of the date of acquisition.

After initial recognition, goodwill is measured at cost, less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of Just Energy’s operating segments that are expected to benefit from the synergies of the combination, irrespective of whether other assets and liabilities of the acquiree are assigned to those segments.

On first-time adoption of the IFRS, Just Energy elected to not apply IFRS 3, Business Combinations, to transactions that occurred prior to the transition date. Accordingly, the goodwill associated with acquisitions carried out prior to April 1, 2010, is carried at the amount reported in the last consolidated financial statements prepared under CGAAP as at March 31, 2010.

9.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

3.	BASIS OF PREPARATION AND ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont’d)

(h)	Intangible assets

Intangible assets acquired outside of a business combination are measured at cost on initial recognition. Intangible assets acquired in a business combination are recorded at fair value on the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and/or accumulated impairment losses. The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite useful lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization method and amortization period of an intangible asset with a finite useful life is reviewed at least once annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense related to intangible assets with finite lives is recognized in the income statement in the expense category associated with the function of the intangible assets.

Intangible assets consist of gas customer contracts, electricity customer contracts, water heaters, furnaces and air conditioners customer contracts, broker network and brand, all acquired through business combinations, as well as software, commodity billing and settlement systems and information technology system development.

Internally generated intangible assets are capitalized when the product or process is technically and commercially feasible and Just Energy has sufficient resources to complete development. The cost of an internally generated intangible asset comprises all directly attributable costs necessary to create, produce and prepare the asset to be capable of operating in the manner intended by management.

The brand is considered to have an indefinite useful life and is not amortized, but rather tested annually for impairment. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset, and are recognized in the consolidated income statement when the asset is derecognized.

A summary of the policies applied to Just Energy’s intangible assets is as follows:

Asset category	Amortization method	Rate

Customer contracts	Straight line	Term of contract

Contract initiation costs	Straight line	Term of contract

Commodity billing and settlement systems	Straight line	5 years

Broker network	Straight line	5 years

Information technology system development	Straight line	5 years

Software	Declining balance	100%

Brand	No amortization	Indefinite

Other intangible assets	Straight line	5 years

10.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

3.	BASIS OF PREPARATION AND ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont’d)

(i)	Impairment of non-financial assets

Just Energy assesses whether there is an indication that an asset may be impaired at each reporting date. If such an indication exists or when annual testing for an asset is required, Just Energy estimates the asset’s recoverable amount. The recoverable amount of goodwill and intangible assets with an indefinite useful life, if any, as well as intangible assets not yet available for use, are estimated at least annually. The recoverable amount is the higher of an asset’s or cash generating unit’s fair value less costs to sell and its value in use. Value in use is determined by discounting estimated future cash flows using a pre-tax discount rate that reflects the current market assessment of the time value of money and the specific risks of the asset. In determining fair value less costs to sell, an appropriate valuation model has to be used. The recoverable amount of assets that do not generate independent cash flows is determined based on the cash-generating unit to which the asset belongs.

An impairment loss is recognized in the consolidated income statement if an asset’s carrying amount or that of the cash-generating unit to which it is allocated is higher than its recoverable amount. Impairment losses of cash-generating units are first charged against the value of assets, in proportion to their carrying amount.

In the consolidated income statement, an impairment loss is recognized in the expense category associated with the function of the impaired asset.

For assets excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, Just Energy estimates the asset’s or cash-generating unit’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of amortization, had no impairment loss been recognized for the asset in prior years. Such a reversal is recognized in the consolidated income statement.

Goodwill is tested for impairment annually as at March 31 and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each segment to which the goodwill relates. Where the recoverable amount of the segment is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

(j)	Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception date and whether fulfilment of the arrangement is dependent on the use of a specific asset or assets, or the arrangement conveys a right to use the asset.

Just Energy as a lessee

Operating lease payments are recognized as an expense in the consolidated income statement on a straight line basis over the lease term.

11.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

3.	BASIS OF PREPARATION AND ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont’d)

(j)	Leases (cont’d)

Just Energy as a lessor

Leases where Just Energy does not transfer substantially all the risks and benefits of ownership of the asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income.

(k)	Financial instruments

Financial assets and liabilities

Just Energy classifies its financial instruments as either (i) financial assets at fair value through profit or loss instruments, or (ii) loans and receivables, and its financial liabilities as either (a) financial liabilities at fair value through profit or loss or (b) other financial liabilities. Appropriate classification of financial assets and liabilities is determined at the time of initial recognition or when reclassified in the consolidated statement of financial position.

Financial instruments are recognized on the trade date, which is the date on which Just Energy commits to purchase or sell the asset.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held-for-trading and financial assets designated upon initial recognition at fair value through profit or loss. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. This category includes derivative financial instruments entered into that are not designated as hedging instruments in hedge relationships as defined by IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). Included in this class are primarily physical delivered energy contracts, for which the own-use exemption could not be applied, financially settled energy contracts and foreign currency forward contracts.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 10. Related realized and unrealized gains and losses are included in the consolidated income statement.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Assets in this category include receivables. Loans and receivables are initially recognized at fair value plus transaction costs. They are subsequently measured at amortized cost using the effective interest method less any impairment. The effective interest amortization is included in finance costs in the consolidated income statement.

Derecognition

A financial asset is derecognized when the rights to receive cash flows from the asset have expired or when Just Energy has transferred its rights to receive cash flows from the asset.

12.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

3.	BASIS OF PREPARATION AND ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont’d)

(k)	Financial instruments (cont’d)

Impairment of financial assets

Just Energy assesses whether there is objective evidence that a financial asset is impaired at each reporting date. A financial asset is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred “loss event”) and that loss event has an impact on the estimated future cash flows of the financial asset or the fund of financial assets that can be reliably estimated.

For financial assets carried at amortized cost, Just Energy first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If Just Energy determines that no objective evidence of impairment exists for an individually assessed financial asset, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss has incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows. The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in profit or loss. Interest income continues to be accrued on the reduced carrying amount and is accrued using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. The interest income is recorded as part of other income in the consolidated income statement.

Loans and receivables, together with the associated allowance, are written off when there is no realistic prospect of future recovery. If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. If a write-off is later recovered, the recovery is credited to other operating costs in the consolidated income statement.

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held-for-trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held- for- trading if they are acquired for the purpose of selling in the near term. This category includes derivative financial instruments entered into by Just Energy that are not designated as hedging instruments in hedge relationships as defined by IAS 39. Included in this class are primarily physically delivered energy contracts, for which the own-use exemption could be not applied, financially-settled energy contracts and foreign currency forward contracts.

Gains or losses on liabilities held- for- trading are recognized in the consolidated income statement.

Other financial liabilities

Other financial liabilities are measured at amortized cost using the effective interest rate method. Financial liabilities include long-term debt issued, which is initially measured at fair value, which is the consideration received, net of transaction costs incurred, trade and other payables and bank indebtedness. Transaction costs related to the long-term debt instruments are included in the value of the instruments and amortized using the effective interest rate method. The effective interest expense is included in finance costs in the consolidated income statement.

13.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

3.	BASIS OF PREPARATION AND ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont’d)

(k)	Financial instruments (cont’d)

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the consolidated income statement.

(l)	Derivative instruments

Just Energy enters into fixed-term contracts with customers to provide electricity and gas at fixed prices. These customer contracts expose Just Energy to changes in consumption as well as changes in the market prices of gas and electricity. To reduce its exposure to movements in commodity prices, Just Energy enters into derivative contracts.

Just Energy analyzes all its contracts, of both a financial and non-financial nature, to identify the existence of any “embedded” derivatives. Embedded derivatives are accounted for separately from the host contract at inception date when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not carried at fair value.

All derivatives are recognized at fair value on the date on which the derivative is entered into and are re-measured to fair value at each reporting date. Derivatives are carried in the consolidated statement of financial position as other financial assets when the fair value is positive and as other financial liabilities when the fair value is negative. Just Energy does not utilize hedge accounting. Therefore, changes in the fair value of these derivatives are taken directly to the consolidated income statement and are included within change in fair value of derivative instruments.

(m)	Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount reported in the consolidated statement of financial position if, and only if, there is currently an enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

(n)	Fair value of financial instruments

Fair value is the estimated amount that Just Energy would pay or receive to dispose of these contracts in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices, without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques that are recognized by market participants. Such techniques may include using recent arm’s length market transactions; reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis, or other valuation models. An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 10.

14.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

3.	BASIS OF PREPARATION AND ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont’d)

(o)	Revenue recognition

Revenue is recognized when significant risks and rewards of ownership are transferred to the customer. In the case of gas and electricity, transfer of risk and rewards generally coincides with consumption. Ethanol and dried distillery grain sales are recognized when the risk and reward of ownership passes, which is typically on delivery. Revenue from sales of water heaters and HVAC products is recognized upon installation. Just Energy recognizes revenue from water heater and HVAC leases, based on rental rates over the term commencing from the installation date.

Revenue is measured at the fair value of the consideration received, excluding discounts, rebates and sales taxes.

The Company assumes credit risk for all customers in Illinois, Texas, Pennsylvania, Maryland, Massachusetts and California and for large-volume customers in British Columbia and Ontario. In these markets, the Company ensures that credit review processes are in place prior to commodity flowing to the customer.

(p)	Foreign currency translation

Functional and presentation currency

Items included in the consolidated financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in Canadian dollars, which is the parent company’s presentation and functional currency.

Transactions

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated income statement, except when deferred in other comprehensive income (loss) as qualifying net investment hedges.

Translation of foreign operations

The results and consolidated financial position of all the group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each consolidated statement of financial position presented are translated at the closing rate at the date of that consolidated statement of financial position; and

•	income and expenses for each consolidated income statement are translated at the exchange rates prevailing at the dates of the transactions.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations,

and of borrowings and other currency instruments designated as hedges of such investments, are taken to other comprehensive income (loss).

When a foreign operation is partially disposed of or sold, exchange differences that were recorded in accumulated other comprehensive income (loss) are recognized in the consolidated income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

15.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

3.	BASIS OF PREPARATION AND ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont’d)

(q)	Per unit/share amounts

The computation of income per unit/share is based on the weighted average number of units/shares outstanding during the period. Diluted earnings per unit/share is computed in a similar way to basic earnings per unit/share except that the weighted average units/shares outstanding are increased to include additional units/shares assuming the exercise of stock options, restricted share grants (“RSGs”), deferred share grants (“DSGs”) and convertible debentures, if dilutive.

(r)	Share-based compensation plans

Equity-based compensation liability:

Prior to the Conversion to a corporation on January 1, 2011, Just Energy’s equity-based compensation plans entitled the holders to receive trust units which under IFRS, were considered puttable financial instruments, and thus the awards were classified as liability-based awards. The liability was measured at the redemption value of the instruments and remeasured at each reporting date with the gain or loss associated with the remeasurement recorded within profit. When the awards were converted into trust units, the conversions were recorded as an extinguishment of the liability and accordingly, the remeasured amount at the date of conversion was then reclassified to equity.

Subsequent to the Conversion, Just Energy accounted for its share-based compensation as equity-settled transactions as a result of the stock-based plans that were no longer convertible into a puttable financial liability. The cost of a share-based compensation is measured by reference to the fair value at the date on which it was granted. Awards are valued at the grant date and are not adjusted for changes in the prices of the underlying shares and other measurement assumptions. The cost of equity-settled transactions is recognized, together with the corresponding increase in equity, over the period in which the performance or service conditions are fulfilled, ending on the date on which the relevant grantee becomes fully entitled to the award. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting period reflects the extent to which the vesting period has expired and Just Energy’s best estimate of the number of the shares that will ultimately vest. The expense or credit recognized for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

When options, RSGs and DSGs are exercised or exchanged, the amounts credited to contributed surplus are reversed and credited to shareholders’ capital.

(s)	Employee future benefits

Just Energy established a long-term incentive plan (the “Plan”) for all permanent full-time and part-time Canadian employees of its subsidiaries (working more than 20 hours per week). The Plan consists of two components, a Deferred Profit Sharing Plan (“DPSP”) and an Employee Profit Sharing Plan (“EPSP”). For participants of the DPSP, Just Energy contributes an amount equal to a maximum of 2% per annum of an employee’s base earnings. For the EPSP, Just Energy contributes an amount up to a maximum of 2% per annum of an employee’s base earnings towards the purchase of shares of Just Energy, on a matching one for one basis.

16.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

3.	BASIS OF PREPARATION AND ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont’d)

(s)	Employee future benefits (cont’d)

For the U.S. employees, Just Energy has established a 401(k) plan to provide employees the potential for future financial security for retirement. Employees may participate in the 401(k) plan subject to all the terms and conditions of the plan. They may join the plan on the first day of any month, once they have completed six months of employment. The 401(k) savings plan is an employer matching plan. Just Energy will match an amount up to 4% of their base earnings. Employees may contribute from 1% to 25% of their total salary with Just Energy on a beforehand basis with a 2011 calendar year maximum of $17.

Participation in the plans in Canada or the U.S is voluntary. The plans have a two-year vesting period beginning from the later of the plan’s effective date and the employee’s starting date. During the period, Just Energy contributed $466 (2010—$373) to the plans, which was paid in full during the period.

Obligation for contributions to the plan are recognized as an expense in the consolidated income statement as incurred.

(t)	Trust units of the Fund

Prior to the Conversion which occurred on January 1, 2011, the Fund’s outstanding equity instruments consisted of publicly traded trust units of the Fund, Class A preference shares of JEC and exchangeable shares of JEEC. Pursuant to applicable legislation, those trust units included a redemption feature which required Just Energy to assess the appropriate presentation of those units under IFRS.

Generally, IFRS requires that financial instruments which include a redemption feature, making the instruments puttable, should be presented as a financial liability rather than equity. However, an exception to this requirement is available if the financial instrument meets certain criteria. Just Energy determined that its trust units met the requirements for this exception and accordingly, the trust units are presented as equity for the periods prior to the Conversion.

Liabilities associated with the Class A preference shares of JEC and the exchangeable shares of JEEC (collectively the “Exchangeable Shares”):

Prior to the Conversion, the outstanding Exchangeable Shares did not meet the criteria to be recorded as equity because the Exchangeable Shares were ultimately required to be exchanged for Trust units, which were considered puttable financial instruments. Accordingly, the Exchangeable Shares were recorded as a liability until exchanged for trust units. The liability was measured at the redemption value of the instruments and remeasured at each reporting date with the gain or loss associated with the remeasurement recorded within profit. When the Exchangeable Shares were converted into trust units, the conversions were recorded as an extinguishment of the liability, and accordingly, the remeasured amount at the date of conversion was then reclassified to equity.

Transaction costs

Transaction costs incurred by Just Energy in issuing, acquiring or selling its own equity instruments are accounted for as a deduction from equity to the extent that they are incremental costs directly attributable to the equity transaction that otherwise would have been avoided.

17.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

3.	BASIS OF PREPARATION AND ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont’d)

(u)	Income taxes

Just Energy follows the liability method of accounting for deferred taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to the temporary differences between the carrying value of the assets and liabilities on the consolidated financial statements and their respective tax bases.

Deferred tax assets/liabilities are recognized for all taxable temporary differences, except:

•

Where the deferred tax asset/liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•

In respect of taxable temporary differences associated with investments in subsidiaries, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses, can be utilized except:

•

Where the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•

In respect of deductible temporary differences associated with investments in subsidiaries, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax relating to items recognized outside profit or loss is recognized outside profit or loss. Deferred tax items are recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

18.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

3.	BASIS OF PREPARATION AND ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont’d)

(v)	Provisions

Provisions are recognized when Just Energy has a present obligation, legal or constructive, as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where Just Energy expects some or all of a provision to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the consolidated income statement, net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability.

Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost in the consolidated income statement.

(w)	Selling and marketing expenses and contract initiation costs

Commissions and various other costs related to obtaining and renewing customer contracts are charged to income in the period incurred except as disclosed below:

Commissions related to obtaining and renewing Hudson customer contracts are paid in one of the following ways: all or partially upfront or as a residual payment over the life of the contract. If the commission is paid all or partially upfront, it is recorded as contract initiation costs and amortized in selling and marketing expenses over the term for which the associated revenue is earned. If the commission is paid as a residual payment, the amount is expensed as earned.

In addition, commissions related to obtaining customer contracts signed under NHS are recorded as contract initiation costs and amortized in selling and marketing expenses over the remaining life of the contract.

4.	(i) SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the consolidated financial statements requires the use of estimates and assumptions to be made in applying the accounting policies that affect the reported amounts of assets, liabilities, income, expenses and the disclosure of contingent liabilities. The estimates and related assumptions are based on previous experience and other factors considered reasonable under the circumstances, the results of which form the basis of making the assumptions about carrying values of assets and liabilities that are not readily apparent from other sources.

Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable income realized, including the usage of tax-planning strategies.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised. Judgments made by management in the application of IFRS that have significant impact on the consolidated financial statements relate to the following:

Impairment of non-financial assets

Just Energy’s impairment test is based on value-in-use calculations that use a discounted cash flow model. The cash flows are derived from the budget for the next five years and are sensitive to the discount rate used as well as the expected future cash inflows and the growth rate used for extrapolation purposes.

19.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

4.	(i) SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS (cont’d)

Development costs

Development costs are capitalized in accordance with the accounting policy in Note 3 (i). Initial capitalization of costs is based on management’s judgment that technical and economical feasibility is confirmed, usually when a project has reached a defined milestone according to an established project management model. At June 30, 2011, the carrying amount of capitalized development costs was $15,635 (June 30, 2010: $19,090). This amount includes primarily costs for the internal development of software tools for the customer billing and analysis in the various operating jurisdictions. These software tools are developed by the internal information technology and operations department, for the specific regional market requirements.

Useful life of key property, plant and equipment and intangible assets

The amortization method and useful lives reflect the pattern in which management expects the asset’s future economic benefits to be consumed by Just Energy. Refer to Notes 3 (g) and (i) for the estimated useful lives.

Provisions for litigation

The State of California has filed a number of complaints to the Federal Energy Regulatory Commission (“FERC”) against many suppliers of electricity, including Commerce, a subsidiary of Just Energy, with respect to events stemming from the 2001 energy crises in California. Pursuant to the complaints, the State of California is challenging the FERC’s enforcement of its market-based rate system. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to this litigation are not certain; however, an estimated amount has been recorded in these consolidated financial statements as at June 30, 2011. Refer to Note 14 for further details.

Trade receivables

Just Energy reviews its individually significant receivables at each reporting date to assess whether an impairment loss should be recorded in the consolidated income statement. In particular, judgment by management is required in the estimation of the amount and timing of future cash flows when determining the impairment loss. In estimating these cash flows, Just Energy makes judgments about the borrower’s financial situation and the net realizable value of collateral. These estimates are based on assumptions about a number of factors and actual results may differ, resulting in future changes to the allowance.

Fair value of financial instruments

Where the fair value of financial assets and financial liabilities recorded in the consolidated statement of financial position cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flow models. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgment includes consideration of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments. Refer to Note 10 for further details about the assumptions as well as sensitivity analysis.

Share-based payments

Just Energy measures the cost of equity-settled transactions by reference to the fair value of equity instruments at the date at which they are granted. Estimating fair value for share-based payments requires determining the most appropriate valuation model for a grant of equity instruments, which is dependent on the terms and conditions of the grant. This also requires determining the most appropriate inputs to the valuation model including the expected life of the option, volatility and dividend yield. Refer to Note 19 for further details.

20.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

4.	(i) SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS (cont’d)

Acquisition accounting

For acquisition accounting purposes, all identifiable assets, liabilities and contingent liabilities acquired in a business combination are recognized at fair value on the date of acquisition. Estimates are used to calculate the fair value of these assets and liabilities as at the date of acquisition.

(ii)	CHANGES TO ACCOUNTING PRONOUNCEMENTS

(a) New accounting pronouncements adopted

The three months ended June 30, 2011, is Just Energy’s first reporting period under IFRS. Accounting standards effective for annual reporting periods ended on March 31, 2011 have been adopted as part of the transition to IFRS.

(b) Recent pronouncements issued

IFRS 9 Financial Instruments

As of April 1, 2013, Just Energy will be required to adopt IFRS 9, Financial Instruments, which is the result of the first phase of the IASB’s project to replace IAS 39, Financial Instruments: Recognition and Measurement. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 10 Consolidated Financial Statements

As of April 1, 2013, IFRS 10, Consolidated Financial Statements will replace portions of IAS 27, Consolidated and Separate Financial Statements and interpretation SIC-12, Consolidation-Special Purpose Entities. The new standard requires consolidated financial statements to include all controlled entities under a single control model. The Company will be considered to control an investee when it is exposed, or has rights to variable returns from its involvement with the investee and has the current ability to affect those returns through its power over the investee.

As required by this standard, control is reassessed as facts and circumstances change. All facts and circumstances must be considered to make a judgment about whether the Company controls another entity; there are no bright lines. Additional guidance is given on how to evaluate whether certain relationships give the Company the current ability to affect its returns, including how to consider options and convertible instruments, holding less than a majority of voting rights, how to consider protective rights, and principal-agency relationships (including removal rights), all of which may differ from current practice. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 11 Joint Arrangements

On April 1, 2013, Just Energy will be required to adopt IFRS 11, Joint Arrangements, which applies to accounting for interests in joint arrangements where there is joint control. The standard requires the joint arrangements to be classified as either joint operations or joint ventures. The structure of the joint arrangement would no longer be the most significant factor when classifying the joint arrangement as either a joint operation or a joint venture. In addition, the option to account for joint ventures (previously called jointly controlled entities) using proportionate consolidation will be removed and replaced by equity accounting.

Due to the adoption of this new section, the Company will transition the accounting for joint ventures from the proportionate consolidation method to the equity method by aggregating the carrying values of the proportionately consolidated assets and liabilities into a single line item. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

21.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

4.	(ii) CHANGES TO ACCOUNTING PRONOUNCEMENTS (cont’d)

(b) Recent pronouncements issued (cont’d)

IFRS 12 Disclosure of Interests in Other Entities

On April 1, 2013, Just Energy will be required to adopt IFRS 12, Disclosure of interests in Other Entities, which includes disclosure requirements about subsidiaries, joint ventures, and associates, as well as unconsolidated structured entities and replaces existing disclosure requirements. Due to this new section, the Company will be required to disclose the following: judgments and assumptions made when deciding how to classify involvement with another entity, interests that non-controlling interests have in consolidated entities, and nature of the risks associated with interests in other entities. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 13 Fair Value Measurement

On April 1, 2013, Just Energy will be required to adopt IFRS 13, Fair Value Measurement. The new standard will generally converge the IFRS and CGAAP requirements for how to measure fair value and the related disclosures. IFRS 13 establishes a single source of guidance for fair value measurements, when fair value is required or permitted by IFRS. Upon adoption, the Company will provide a single framework for measuring fair value while requiring enhanced disclosures when fair value is applied. In addition, fair value will be defined as the ‘exit price’ and concepts of ‘highest and best use’ and ‘valuation premise’ would be relevant only for non-financial assets and liabilities. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IAS 27 Separate Financial Statements

On April 1, 2013 Just Energy will be required to adopt IAS 27, Separate Financial Statements. As a result of the issue of the new consolidation suite of standards, IAS 27 has been reissued to reflect the change as the consolidation guidance has recently been included in IFRS 10.

In addition, IAS 27 will now only prescribe the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when the Company prepares separate financial statements. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IAS 28 Investments in Associates and Joint Ventures

On April 1, 2013, Just Energy will be required to adopt IAS 28, Investments in Associates and Joint Ventures.

As a consequence of the issue of IFRS 10, IFRS 11 and IFRS 12, IAS 28 has been amended and will further provide the accounting guidance for investments in associates and will set out the requirements for the application of the equity method when accounting for investments in associates and joint ventures.

This standard will be applied by the Company when there is joint control or significant influence over an investee.

Significant influence is the power to participate in the financial and operating policy decisions of the investee but does not include control or joint control of those policy decisions. When determined that the Company has an interest in a joint venture, the Company will recognize an investment and will account for it using the equity method in accordance with IAS 28. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

5.	SEASONALITY OF OPERATIONS

Gas consumption by customers is typically highest in October through March and lowest in April through September. Electricity consumption is typically highest in January through March and July through September. Electricity consumption is lowest in October through December and April through June.

22.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

6.	RESTRICTED CASH

As part of the acquisition of Newten Home Comfort Inc. in 2009, the Company was required to transfer cash into a trust account, in trust for the vendors, as part of the contingent consideration. The contingent consideration payments, which will become payable in July 2012 are based on the number of completed water heater installations. Any contingent payments made will result in an increase to the balance of goodwill generated by the acquisition. As of June 30, 2011, the amount of restricted cash is $827.

7.	ACQUISITIONS

(a) Acquisition of Hudson Energy Services, LLC

On May 7, 2010, Just Energy completed the acquisition of all of the equity interests of Hudson Parent Holdings, LLC, and all the common shares of Hudson Energy Corp., thereby indirectly acquiring Hudson Energy Services, LLC, with an effective date of May 1, 2010. The acquisition was funded by an issuance of $330 million in convertible debentures issued on May 5, 2010 (Note 13(e)). There is no contingent consideration involved in the business acquisition.

The acquisition of Hudson was accounted for using the purchase method of accounting. Just Energy allocated the purchase price to the identified assets and liabilities acquired based on their fair values at the time of acquisition as follows:

Fair value recognized on acquisition
Current assets (including cash of $24,003)	$88,696
Property, plant and equipment	1,648
Software	911
Electricity contracts and customer relationships	200,653
Gas contracts and customer relationships	26,225
Broker network	84,400
Brand	11,200
Information technology system development	17,954
Contract initiation costs	20,288
Other intangible assets	6,545
Unbilled revenue	15,092
Notes receivable – long-term	1,312
Security deposits – long-term	3,544
Other assets – current	124
Other assets – long-term	100

478,692

Current liabilities	(107,817)
Other liabilities – current	(74,683)
Other liabilities – long-term	(40,719)

(223,219)

Total identifiable net assets acquired	255,473
Goodwill arising on acquisition	32,317

Total consideration	$287,790

Cash outflow on acquisition:
Cash paid	$287,790
Net cash acquired with the subsidiary	(24,003)
Holdback	(9,345)

Net cash outflow	$254,442

23.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

7.	ACQUISITIONS (cont’d)

(a)	Acquisition of Hudson Energy Services, LLC (cont’d)

The transaction costs related to the acquisition of Hudson have been expensed and are included in other operating expenses in the consolidated income statement. The transaction costs related to the issuance of the convertible debentures have been capitalized and were allocated to the equity and liability component of the convertible debt in relation to the fair value of both the components. Goodwill of $32,317 comprises the value of expected synergies from the acquisition. None of the goodwill recognized is expected to be deductible for income tax purposes. Goodwill associated with the Hudson acquisition is part of the U.S. gas and electricity marketing segments. As of June 30, 2011, all holdbacks have been paid in full.

The fair value of the trade receivables amounted to $62,022 at the date of acquisition. The gross amount of trade receivables is $67,526. None of the trade receivables have been impaired and it is expected that the full contractual amount can be collected.

All contracts and intangible assets, excluding brand, are amortized over the average remaining life at the time of acquisition. The gas and electricity contracts and customer relationships are amortized over periods of 30 months and 35 months, respectively. Other intangible assets, excluding brand, are amortized over periods ranging from three to five years. The brand value is considered to be indefinite and, therefore, not subject to amortization.

From the date of acquisition, Hudson has contributed $117,477 of revenue and $13,743 to the net profit before tax of Just Energy for the period ended June 30, 2010. If the combination had taken place at the beginning of the fiscal year, revenue from continuing operations would have been $156,636 and the profit from continuing operations for Just Energy would have been $18,324.

8.	PROPERTY, PLANT AND EQUIPMENT

As at June 30, 2011

	Computer equipment	Buildings and ethanol plant	Land	Furniture and fixtures	Vehicles	Office equipment	Water heaters	Furnaces and air conditioners	Leasehold improvements	Solar Equipment	Total

Cost:
Opening balance—April 1, 2011	$7,750	$158,482	$299	$6,090	$215	$17,976	$78,223	$3,813	$8,567	$283	$281,698
Additions/(Disposals)	882	—	—	33	(23)	1,101	7,411	2,093	21	77	11,595
Exchange differences	(6)	(3)	—	(6)	—	(6)	—	—	(2)	(1)	(24)

Ending balance, June 30, 2011	8,626	158,479	299	6,117	192	19,071	85,634	5,906	8,586	359	293,269

Accumulated Amortization:
Opening balance—April 1, 2011	(4,958)	(17,425)	—	(3,561)	(88)	(9,521)	(6,887)	(179)	(5,077)	—	(47,696)
Amortization charge to COGS	—	(1,438)	—	—	—	—	(1,339)	(126)	—	—	(2,903)
Amortization charge for the period	(246)	(267)	—	(136)	(11)	(436)	—	—	(245)	—	(1,341)
Disposals	—	—	—	—	16	—	—	—	—	—	16
Exchange differences	2	—	—	2	—	2	—	—	2	—	8

Ending balance, June 30, 2011	(5,202)	(19,130)	—	(3,695)	(83)	(9,955)	(8,226)	(305)	(5,320)	—	(51,916)

Net book value, June 30, 2011	$3,424	$139,349	$299	$2,422	$109	$9,116	$77,408	$5,601	$3,266	$359	$241,353

24.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

8.	PROPERTY, PLANT AND EQUIPMENT (cont’d)

As at March 31, 2011

	Computer equipment	Buildings and ethanol plant	Land	Furniture and fixtures	Vehicles	Office equipment	Water heaters	Furnaces and air conditioners	Leasehold improvements	Solar Equipment	Total

Cost:
Opening balance—April 1, 2010	$6,417	$159,500	$299	$5,581	$197	$14,810	$51,059	$317	$8,409	$—	$246,589
Additions/(Disposals)	1,137	(1,658)	—	468	18	2,598	27,164	3,496	148	—	33,371
Acquisition of subsidiary	233	670	—	94	—	621	—	—	30	297	1,945
Exchange differences	(37)	(30)	—	(53)	—	(53)	—	—	(20)	(14)	(207)

Ending balance, March 31, 2011	7,750	158,482	299	6,090	215	17,976	78,223	3,813	8,567	283	281,698

Accumulated Amortization:
Opening balance—April 1, 2010	(3,763)	(10,601)	—	(2,972)	(46)	(5,930)	(2,481)	(4)	(4,116)	—	(29,913)
Amortization charge to COGS	(127)	(5,730)	—	—	—	(1,691)	(4,406)	(175)	—	—	(12,129)
Amortization charge for the period	(1,086)	(1,095)	—	(606)	(42)	(1,917)	—	—	(975)	—	(5,721)
Exchange differences	18	1	—	17	—	17	—	—	14	—	67

Ending balance, March 31, 2011	(4,958)	(17,425)	—	(3,561)	(88)	(9,521)	(6,887)	(179)	(5,077)	—	(47,696)

Net book value, March 31, 2011	$2,792	$141,057	$299	$2,529	$127	$8,455	$71,336	$3,634	$3,490	$283	$234,002

9.	INTANGIBLE ASSETS

As at June 30, 2011

	Gas contracts	Electricity contracts	Water heater contracts	Goodwill	Broker network	Brand	Software	Commodity billing and settlement systems	IT system development	Other	Total

Cost:
Opening balance, April 1, 2011	$248,828	$436,339	$23,164	$227,467	$80,561	$10,692	$9,540	$6,515	$19,691	$9,006	$1,071,803

Write-down of fully amortized assets	(1,842)	—	—	—	—	—	—	—	—	—	(1,842)
Additions—Internal development	—	—	—	—	—	—	1,113	13	417	54	1,597
Exchange differences	(687)	(1,096)	—	(306)	(424)	(56)	(17)	(10)	(90)	(46)	(2,732)

Ending balance, June 30, 2011	246,299	435,243	23,164	227,161	80,137	10,636	10,636	6,518	20,018	9,014	1,068,826

Accumulated Amortization:
Opening balance, April 1, 2011	(144,568)	(248,673)	(2,813)	—	(14,770)	—	(6,616)	(6,453)	(3,478)	(4,213)	(431,584)

Write-down of fully amortized assets	1,842	—	—	—	—	—	—	—	—	—	1,842
Amortization charge for the period	(6,740)	(16,166)	(399)	—	(4,020)	—	(438)	(5)	(993)	(543)	(29,304)
Amortization in mark to market	(12,811)	(24,323)	—	—	—	—	—	—	—	—	(37,134)
Exchange differences	569	457	—	—	91	—	5	9	19	25	1,175

Ending balance, June 30, 2011	(161,708)	(288,705)	(3,212)	—	(18,699)	—	(7,049)	(6,449)	(4,452)	(4,731)	(495,005)

Net book value, June 30, 2011	$84,591	$146,538	$19,952	$227,161	$61,438	$10,636	$3,587	$69	$15,566	$4,283	$573,821

25.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

9.	INTANGIBLE ASSETS (cont’d)

As at March 31, 2011

	Gas contracts	Electricity contracts	Water heater contracts	Goodwill	Broker network	Brand	Software	Commodity billing and settlement systems	IT system development	Other	Total
Cost:

Opening balance—April 1, 2010	$472,756	$266,700	$23,081	$186,832	$—	$—	$5,562	$6,545	$605	$2,377	$964,458
Acquisition of a subsidiary	26,225	200,653	—	32,317	84,400	11,200	911	—	17,954	6,545	380,205
Write-down of fully amortized assets	(243,929)	(21,083)	—	—	—	—	—	—	—	—	(265,012)
Adjustments to goodwill	—	—	—	9,877	—	—	—	—	—	—	9,877
Additions—Internal development	—	—	83	—	—	—	3,208	54	1,949	490	5,784
Exchange differences	(6,224)	(9,931)	—	(1,559)	(3,839)	(508)	(141)	(84)	(817)	(406)	(23,509)

Ending balance, March 31, 2011	248,828	436,339	23,164	227,467	80,561	10,692	9,540	6,515	19,691	9,006	1,071,803

Accumulated Amortization:
Opening balance, April 1, 2010	(307,413)	(113,862)	(1,218)	—	—	—	(4,198)	(6,515)	(21)	(2,377)	(435,604)

Write-down of fully amortized assets	243,929	21,083	—	—	—	—	—	—	—	—	265,012
Amortization charge for the period	(31,841)	(63,642)	(1,595)	—	(15,511)	—	(2,576)	(22)	(3,614)	(2,040)	(120,841)
Amortization in mark to market	(53,757)	(96,064)	—	—	—	—	—	—	—	—	(149,821)
Exchange differences	4,514	3,812	—	—	741	—	158	84	157	204	9,670

Ending balance, March 31, 2011	(144,568)	(248,673)	(2,813)	—	(14,770)	—	(6,616)	(6,453)	(3,478)	(4,213)	(431,584)

Net book value, March 31, 2011	$104,260	$187,666	$20,351	$227,467	$65,791	$10,692	$2,924	$62	$16,213	$4,793	$640,219

The capitalized internally developed costs relate to the development of new customer billing and analysis software solutions for the different energy markets of Just Energy. All research costs and development costs not eligible for capitalization have been expensed and are recognized in administrative expenses.

10.	FINANCIAL INSTRUMENTS

(a)	Fair value

Fair value is the estimated amount that Just Energy would pay or receive to dispose of these supply contracts in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. Management has estimated the value of electricity, unforced capacity, heat rates, heat rate options, renewable and gas swap and forward contracts using a discounted cash flow method which employs market forward curves that are either directly sourced from third parties or are developed internally based on third party market data. These curves can be volatile thus leading to volatility in the mark to market with no impact to cash flows. Gas options have been valued using the Black option value model using the applicable market forward curves and the implied volatility from other market traded gas options.

Effective July 1, 2008, Just Energy ceased the utilization of hedge accounting. Accordingly, all the mark to market changes on Just Energy’s derivative instruments are recorded on a single line on the consolidated income statements. Due to the commodity volatility and size of Just Energy, the quarterly swings in mark to market on these positions will increase the volatility in Just Energy’s earnings.

26.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

10.	FINANCIAL INSTRUMENTS (cont’d)

The following tables illustrate gains/(losses) related to Just Energy’s derivative financial instruments classified as held-for-trading recorded against other assets and other liabilities with their offsetting values recorded in change in fair value derivative instruments for the three months ended June 30, 2011:

	Change in Fair Value of Derivative Instruments
	For the three months ended June 30, 2011	For the three months ended June 30, 2011	For the three months ended June 30, 2010	For the three months ended June 30, 2010
		(USD)		(USD)
Canada
Fixed-for-floating electricity swaps (i)	$40,089	n/a	$138,841	n/a
Renewable energy certificates (ii)	554	n/a	(143)	n/a
Verified emission-reduction credits (iii)	(19)	n/a	—	n/a
Options (iv)	4,324	n/a	(837)	n/a
Physical gas forward contracts (v)	28,502	n/a	83,628	n/a
Transportation forward contracts (vi)	661	n/a	13,349	n/a
Fixed financial swaps (vii)	(2,172)	n/a	—	n/a
United States
Fixed-for-floating electricity swaps (viii)	15,504	16,023	24,244	23,518
Physical electricity forwards (ix)	(563)	(582)	22,682	21,962
Unforced capacity forward contracts (x)	(1,340)	(1,384)	(160)	(155)
Unforced capacity physical contracts (xi)	104	108	(643)	(626)
Renewable energy certificates (xii)	833	861	(680)	(661)
Verified emission-reduction credits (xiii)	(324)	(335)	(2)	(2)
Options (xiv)	647	669	180	175
Physical gas forward contracts (xv)	5,845	6,040	30,634	29,811
Transportation forward contracts (xvi)	250	258	156	152
Heat rate swaps (xvii)	(1,055)	(1,091)	(3,058)	(2,975)
Fixed financial swaps (xviii)	5,193	5,367	7,366	7,161
Foreign exchange forward contracts (xix)	(549)	n/a	(277)	n/a
Ethanol physical forward contracts (xx)	(45)		—
Amortization of deferred unrealized gains on discontinued hedges	20,392	n/a	34,573	n/a
Amortization of derivative financial instruments related to acquisitions	(37,134)	n/a	(35,477)	n/a
Liability associated with exchangeable shares & equity based compensation	—	$—	21,171	n/a

Change in Fair Value of Derivative Instruments	$79,697		$335,547

27.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

10.	FINANCIAL INSTRUMENTS (cont’d)

The following table summarizes certain aspects of the financial assets and liabilities recorded in the consolidated financial statements as at June 30, 2011:

	Other assets (current)	Other assets (long term)	Other liabilities (current)	Other liabilities (long term)
Canada
Fixed-for-floating electricity swaps (i)	$—	$—	$110,410	$74,178
Renewable energy certificates (ii)	760	199	160	428
Verified emission-reduction credits (iii)	—	—	311	655
Options (iv)	845	582	—	—
Physical gas forward contracts (v)	—	—	152,783	120,195
Transportation forward contracts (vi)	—	—	4,962	2,511
Fixed financial swaps (vii)	—	—	2,040	1,349
United States
Fixed-for-floating electricity swaps (viii)	1,402	1,698	23,470	18,465
Physical electricity forwards (ix)	95	72	55,595	37,418
Unforced capacity forward contracts (x)	2,511	3	469	3,593
Unforced capacity physical contracts (xi)	482	—	1,514	1,229
Renewable energy certificates (xii)	913	50	1,182	1,492
Verified emission-reduction credits (xiii)	19	—	359	697
Options (xiv)	5	5	484	95
Physical gas forward contracts (xv)	11	—	31,054	15,053
Transportation forward contracts (xvi)	—	—	1,625	918
Heat rate swaps (xvii)	151	1,772	213	40
Fixed financial swaps (xviii)	12	—	49,067	32,196
Foreign exchange forward contracts (xix)	843	—	—	—
Ethanol physical forward contracts (xx)	90	—	—	—

As at June 30, 2011	$8,139	$4,381	$435,698	$310,512

28.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

10.	FINANCIAL INSTRUMENTS (cont’d)

The following table summarizes certain aspects of the financial assets and liabilities recorded in the consolidated financial statements as at March 31, 2011:

	Other assets (current)	Other assets (long term)	Other liabilities (current)	Other liabilities (long term)
Canada
Fixed-for-floating electricity swaps (i)	$—	$—	$131,279	$93,397
Renewable energy certificates (ii)	194	196	158	417
Verified emission-reduction credits (iii)	—	—	315	628
Options (iv)	815	692	4,403	—
Physical gas forward contracts (v)	—	—	166,634	134,847
Transportation forward contracts (vi)	—	24	5,301	2,858
Fixed financial swaps (vii)	—	1,037	2,235	19
United States
Fixed-for-floating electricity swaps (viii)	125	45	29,028	25,719
Physical electricity forwards (ix)	—	310	55,548	37,535
Unforced capacity forward contracts (x)	309	177	581	118
Unforced capacity physical contracts (xi)	100	410	1,606	1,280
Renewable energy certificates (xii)	44	49	1,037	1,610
Verified emission-reduction credits (xiii)	13	36	275	491
Options (xiv)	1	—	1,056	165
Physical gas forward contracts (xv)	40	—	32,883	19,354
Transportation forward contracts (xvi)	—	—	1,526	1,281
Heat rate swaps (xvii)	639	2,408	180	131
Fixed financial swaps (xviii)	40	—	51,361	35,562
Foreign exchange forward contracts (xix)	1,391	—	—	—
Ethanol physical forward contracts (xx)	135	—	—	—

As at March 31, 2011	$3,846	$5,384	$485,406	$355,412

29.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

10.	FINANCIAL INSTRUMENTS (cont’d)

The following table summarizes financial instruments classified as held-for-trading as at June 30, 2011 to which Just Energy has committed:

	Contract type	Notional volume	Total remaining volume	Maturity date	Fixed price	Fair value favourable/ (unfavourable)	Notional value
	Canada
(i)	Fixed-for-floating electricity swaps *	0.0001-85 MWh	9,005,282 MWh	July 31, 2011 - August 01, 2017	$28.75-$128.13	($184,588)	$561,536
(ii)	Renewable energy certificates	10-90,000 MWh	1,133,558 MWh	December 31, 2011 - December 31, 2015	$3.00-$ 26.00	$371	$7,284
(iii)	Verified emission reduction credits	6,000-55,000 Tonnes	567,667 Tonnes	December 31, 2011 - December 31, 2014	$6.00-$ 11.50	($966)	$5,208
(iv)	Options	46-28,500 GJ/month	2,637,154 GJ	July 31, 2011 - February 28, 2014	$7.16-$ 12.39	$1,427	$4,904
(v)	Physical gas forward contracts	1-16,379 GJ/day	94,950,536 GJ	July 31, 2011 - March 31, 2016	$3.19-$ 10.00	($272,978)	$672,966
(vi)	Transportation forward contracts	40-20,000 GJ/day	35,831,082 GJ	July 31, 2011 - May 31, 2015	$ 0.0025-$ 1.57	($7,473)	$31,924
(vii)	Fixed financial swaps	14,500-139,500 GJ/month	12,335,000 GJ	July 31, 2011 - August 31, 2016	$4.47-$ 8.79	($3,389)	$58,066
	United States
(viii)	Fixed-for-floating electricity swaps *	0.10-80 MWh	8,567,591 MWh	July 31, 2011 - September 30, 2016	$ 23.44-$ 131.90 (US$24.30-$ 136.75)	($38,835) (US( $40,264))	$462,720 (US$479,751)
(ix)	Physical electricity forwards	1-129 MWh	9,590,977 MWh	July 31, 2011 - May 31, 2016	$ 18.33-$ 106.34 (US$19.00-$ 110.25)	($92,846) (US( $96,263))	$462,923 (US$479,962)
(x)	Unforced capacity forward contracts	5-150 MWCap	160,300 MWCap	July 31, 2011 - May 31, 2014	$ 1,752-$ 7,716 (US$1,817-$ 8,000)	($1,548) ((US $1,605))	$11,294 (US$11,710)
(xi)	Unforced capacity physical contracts	2-45 MWCap	2,076 MWCap	July 31, 2011 - May 31, 2014	$965-$ 8,439 (US$1,000-$ 8,750)	($2,261) ((US $2,344))	$9,752 (US$10,111)
(xii)	Renewable energy certificates	300-160,000 MWh	2,676,696 MWh	December 31, 2011 - December 31, 2016	$ 0.940-$ 23.87 (US$0.975-$ 24.75)	($1,711) (US( $1,774))	$14,584 (US$15,121)
(xiii)	Verified emission- reduction credits	8,000-50,000 Tonnes	720,948 Tonnes	December 31, 2011 - December 31, 2016	$2.89-$ 8.44 (US $3.00-$ 8.75)	($1,037) (US $(1,075))	$4,636 (US$4,807)
(xiv)	Options	5-90,000 mmBTU/month	2,808,620 mmBTU	July 01, 2011 - December 31, 2014	$7.47-$ 13.31 (US$7.75-$ 13.80)	($534) (US( $554))	$3,649 (US$3,783)
(xiv)	Heat-rate options	1,600 MWh	294,400 MWh	July 01, 2011 - September 30, 2011	$ 63.28-$ 84.74 (US$65.61-$ 87.86)	($35) (US( $36))	$723 (US$750)
(xv)	Physical gas forward contracts	1-4,300 mmBTU/day	14,324,801 mmBTU	July 31, 2011 - July 31, 2014	$4.24-$ 11.46 (US$4.40-$ 11.88)	($46,096) (US( $47,793))	$114,985 (US$119,217)
(xvi)	Transportation forward contracts	3-15,000 mmBTU/day	31,727,390 mmBTU	July 31, 2011 - August 31, 2015	$ 0.0048-$ 1.4500 (US$0.0050-$ 1.5000)	($2,543) (US( $2,637))	($61,164) (US$63,415)
(xvii)	Heat rate swaps	1-25 MWh	3,636,356 MWh	July 31, 2011 - April 30, 2016	$ 18.69-$ 81.99 (US$19.38-$ 85.01)	$1,670 (US $ 1,731)	$148,056 (US$153,505)
(xviii)	Fixed financial swaps	930-380,000 mmBTU/month	54,992,072 mmBTU	July 31, 2011 - May 31, 2017	$3.91-$ 9.07 (US $4.05-$ 9.40)	($81,251) (US( $84,242))	$372,087 (US$358,878)
(xix)	Foreign exchange forward contracts	($485-$ 4,183) (US $500- $ 4,000)	n/a	July 06, 2011 - April 02, 2012	$ 0.955-$ 1.0457	$843	$27,301 (US$27,170)
(xx)	Ethanol forward physical contracts	396,258 Gallons	4,755,097 Gallons	July 01, 2011 - December 01, 2011	$2.13-$ 2.55	$90	$10,934

*	Some of the electricity fixed-for-floating contracts related to the Province of Alberta and Ontario are load-following, wherein the quantity of electricity contained in the supply contract “follows” the usage of customers designated by the supply contract. Notional volumes associated with these contracts are estimates and subject to change with customer usage requirements. There are also load shaped fixed-for-floating contracts in these and the rest of Just Energy’s electricity markets wherein the quantity of electricity is established but varies throughout the term of the contracts.

30.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

10.	FINANCIAL INSTRUMENTS (cont’d)

The estimated amortization of deferred gains and losses reported in accumulated other comprehensive income that is expected to be amortized to net income within the next 12 months is a gain of $59,287.

These derivative financial instruments create a credit risk for Just Energy since they have been transacted with a limited number of counterparties. Should any counterparty be unable to fulfill its obligations under the contracts, Just Energy may not be able to realize the other asset balance recognized in the consolidated financial statements.

Fair value (“FV”) hierarchy

Level 1

The fair value measurements are classified as Level 1 in the FV Hierarchy if the fair value is determined using quoted, unadjusted market prices. Just Energy values its cash and cash equivalent, accounts receivable, unbilled revenue, bank indebtedness, accounts payable and accrued liabilities, unit distributions payable, and long-term debt under Level 1.

Level 2

Fair value measurements which require inputs other than quoted prices in Level 1, either directly or indirectly are classified as Level 2 in the FV hierarchy. This could include the use of statistical techniques to derive the FV curve from observable market prices. However, in order to be classified under Level 2, inputs must be substantially observable in the market. Just Energy values its New York Mercantile Exchange (“NYMEX”) financial gas fixed for floating swaps under Level 2.

Level 3

Fair value measurements which require unobservable market data or use statistical techniques to derive forward curves from observable market data and unobservable inputs are classified as Level 3 in the FV hierarchy. For the electricity supply contracts, Just Energy uses quoted market prices as per available market forward data and applies a price shaping profile to calculate the monthly prices from annual strips and hourly prices from block strips for the purposes of mark to market calculations. The profile is based on historical settlements with counterparties or with the system operator and is considered an unobservable input for the purposes of establishing the level in the hierarchy. For the natural gas supply contracts, Just Energy uses three different market observable curves: 1) Commodity (predominately NYMEX), 2) Basis and 3) Foreign Exchange. NYMEX curves extend for over five years (thereby covering the length of Just Energy’s contracts); however, most basis curves only extend 12 to15 months into the future. In order to calculate basis curves for remaining years, Just Energy uses extrapolation which leads to natural gas supply contracts to be classified under Level 3.

Fair value measurement input sensitivity

The main cause of changes in the fair value of derivative instruments are changes in the forward curve prices used for the fair value calculations. Just Energy provides a sensitivity analysis of these forward curves under the commodity price risk section of this note. Other inputs, including volatility and correlations, are driven off historical settlements.

31.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

10.	FINANCIAL INSTRUMENTS (cont’d)

The following table illustrates the classification of financial assets/(liabilities) in the FV hierarchy as at June 30, 2011:

		June 30, 2011
	Level 1	Level 2	Level 3	Total
Financial assets
Cash and short term deposits	$76,241	$—	$—	$76,241
Loans and receivable	364,957	—	—	364,957
Derivative financial assets	—	12	12,508	12,520
Financial liabilities
Derivative financial liabilities	—	(84,652)	(661,558)	(746,210)
Other financial liabilities	(877,418)	—	—	(877,418)

Total net derivative liabilities	$(436,220)	$(84,640)	$(649,050)	$(1,169,910)

The following table illustrates the changes in net fair value of financial assets/(liabilities) classified as Level 3 in the FV hierarchy for the three months ended June 30, 2011:

June 30, 2011
Opening balance, April 1, 2011	$(743,488)

Total gain/(losses)—Profit for the period	(54,058)
Purchases	(7,572)
Sales	1,039
Settlements	155,029
Transfer out of Level 3	—

Closing Balance, June 30, 2011	$(649,050)

32.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

10.	FINANCIAL INSTRUMENTS (cont’d)

(b)	Classification of financial assets and liabilities

The following table represents the fair values and carrying amounts of financial assets and liabilities measured at amortized cost.

As at June 30, 2011	Carrying amount	Fair value
Cash and cash equivalents	$76,241	$76,241
Current trade and other receivables	$256,667	$256,667
Unbilled revenues	$103,463	$103,463
Non-current receivables	$4,827	$4,827
Other assets	$12,520	$12,520
Bank indebtedness, trade and other payables	$258,750	$258,750
Long-term debt	$618,668	$666,396
Other liabilities	$746,210	$746,210

For the periods ended June 30

	2011	2010
Interest expense on financial liabilities not held-for-trading	$13,792	$12,755

The carrying value of cash and cash equivalents, current trade and other receivables, unbilled revenues and trade and other payables approximates their fair value due to their short-term liquidity.

The carrying value of long-term debt approximates its fair value as the interest payable on outstanding amounts is at rates that vary with Bankers’ Acceptances, LIBOR, Canadian bank prime rate or U.S. prime rate, with the exception of the $90 million and $330 million convertible debentures, which are fair valued, based on market value.

(c)	Management of risks arising from financial instruments

The risks associated with Just Energy’s financial instruments are as follows:

(i)	Market risk

Market risk is the potential loss that may be incurred as a result of changes in the market or fair value of a particular instrument or commodity. Components of market risk to which Just Energy is exposed are discussed below.

Foreign currency risk

Foreign currency risk is created by fluctuations in the fair value or cash flows of financial instruments due to changes in foreign exchange rates and exposure as a result of investment in U.S. operations.

A portion of Just Energy’s income is generated in U.S. dollars and is subject to currency fluctuations. The performance of the Canadian dollar relative to the U.S. dollar could positively or negatively affect Just Energy’s income. Due to its growing operations in the U.S., Just Energy expects to have a greater exposure to U.S. fluctuations in the future than in prior years. Just Energy has hedged between 25% and 90% of certain forecasted cross border cash flows that are expected to occur within the next year. The level of hedging is dependent on the source of the cash flow and the time remaining until the cash repatriation occurs.

33.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

10.	FINANCIAL INSTRUMENTS (cont’d)

(c)	Management of risks arising from financial instruments (cont’d)

(i)	Market risk (cont’d)

Just Energy may, from time to time, experience losses resulting from fluctuations in the values of its foreign currency transactions, which could adversely affect its operating results. Translation risk is not hedged.

With respect to translation exposure, as at June 30, 2011, if the Canadian dollar had been 5% stronger or weaker against the U.S. dollar, assuming that all the other variables had remained constant, profit for the period would have been $20 higher/lower and other comprehensive income would have been $580 higher/lower.

Interest rate risk

Just Energy is also exposed to interest rate fluctuations associated with its floating rate credit facility. Just Energy’s current exposure to interest rates does not economically warrant the use of derivative instruments. Just Energy’s exposure to interest rate risk is relatively immaterial and temporary in nature. Just Energy does not currently believe that this long-term debt exposes it to material financial risks but has set out parameters to actively manage this risk within its Risk Management Policy.

A 1% increase (decrease) in interest rates would have resulted in a decrease (increase) in income before income taxes for the period ended June 30, 2011, of approximately $225.

Commodity price risk

Just Energy is exposed to market risks associated with commodity prices and market volatility where estimated customer requirements do not match actual customer requirements. Management actively monitors these positions on a daily basis in accordance with its Risk Management Policy. This policy sets out a variety of limits, most importantly thresholds for open positions in the gas and electricity portfolios which also feed a Value at Risk limit; should any of the limits be exceeded, they are closed expeditiously or express approval to continue to hold is obtained. Just Energy’s exposure to market risk is affected by a number of factors, including accuracy of estimation of customer commodity requirements, commodity prices, volatility and liquidity of markets. Just Energy enters into derivative instruments in order to manage exposures to changes in commodity prices. The derivative instruments that are used are designed to fix the price of supply for estimated customer commodity demand and thereby fix margins such that Shareholder dividends can be appropriately established. Derivative instruments are generally transacted over-the-counter. The inability or failure of Just Energy to manage and monitor the above market risks could have a material adverse effect on the operations and cash flow of Just Energy.

Commodity price sensitivity – all derivative financial instruments

As at June 30, 2011, if the energy prices including natural gas, electricity, verified emission reduction credits, and renewable energy certificates, had risen (fallen) by 10%, assuming that all the other variables had remained constant, income before taxes for the quarter ended June 30, 2011 would have increased (decreased) by $187,308 ($186,315) primarily as a result of the change in the fair value of Just Energy’s derivative instruments.

Commodity price sensitivity – Level 3 derivative financial instruments

As at June 30, 2011, if the energy prices including natural gas, electricity, verified emission reduction credits, and renewable energy certificates, had risen (fallen) by 10%, assuming that all the other variables had remained constant, income before taxes for the quarter ended June 30, 2011 would have increased (decreased) by $161,751 ($160,998) primarily as a result of the change in the fair value of Just Energy’s derivative instruments.

34.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

10.	FINANCIAL INSTRUMENTS (cont’d)

(c)	Management of risks arising from financial instruments (cont’d)

(ii)	Credit risk

Credit risk is the risk that one party to a financial instrument fails to discharge an obligation and causes financial loss to another party. Just Energy is exposed to credit risk in two specific areas: customer credit risk and counterparty credit risk.

Customer credit risk

In Alberta, Texas, Illinois, Pennsylvania, California, Maryland, New York and New Jersey, Just Energy has customer credit risk and, therefore, credit review processes have been implemented to perform credit evaluations of customers and manage customer default. If a significant number of customers were to default on their payments, it could have a material adverse effect on the operations and cash flows of Just Energy. Management factors default from credit risk in its margin expectations for all the above markets.

The aging of the accounts receivable from the above markets was as follows:

	June 30, 2011	March 31, 2011
Current	$61,092	$61,695
1 – 30 days	14,885	15,088
31 – 60 days	5,162	5,533
61 – 90 days	3,105	5,652
Over 91 days	10,419	10,322

	$94,663	$98,290

For the period ended June 30, 2011, changes in the allowance for doubtful accounts were as follows:

Balance, beginning of period	$25,115
Provision for doubtful accounts	6,814
Bad debts written off	(5,448)
Other	(388)

Balance, end of period	$26,093

For the remaining markets, the LDCs provide collection services and assume the risk of any bad debts owing from Just Energy’s customers for a fee. Management believes that the risk of the LDCs failing to deliver payment to Just Energy is minimal. There is no assurance that the LDCs that provide these services will continue to do so in the future.

Counterparty credit risk

Counterparty credit risk represents the loss that Just Energy would incur if a counterparty fails to perform under its contractual obligations. This risk would manifest itself in Just Energy replacing contracted supply at prevailing market rates, thus impacting the related customer margin. Counterparty limits are established within the Risk Management Policy. Any exceptions to these limits require approval from the Board of Directors of JEGI. The Risk Department and Risk Committee monitor current and potential credit exposure to individual counterparties and also

35.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

10.	FINANCIAL INSTRUMENTS (cont’d)

(c)	Management of risks arising from financial instruments (cont’d)

monitor overall aggregate counterparty exposure. However, the failure of a counterparty to meet its contractual obligations could have a material adverse effect on the operations and cash flows of Just Energy.

As at June 30, 2011, the maximum counterparty credit risk exposure amounted to $107,183, representing the risk relating to its derivative financial assets and accounts receivable.

(iii)	Liquidity risk

Liquidity risk is the potential inability to meet financial obligations as they fall due. Just Energy manages this risk by monitoring detailed weekly cash flow forecasts covering a rolling six-week period, monthly cash forecasts for the next 12 months, and quarterly forecasts for the following two-year period to ensure adequate and efficient use of cash resources and credit facilities.

The following are the contractual maturities, excluding interest payments, reflecting undiscounted disbursements of Just Energy’s financial liabilities as at June 30, 2011.

	Carrying amount	Contractual cash flows	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Trade and other payables	$252,497	$252,497	$252,497	$—	$—	$—
Bank indebtedness	6,253	6,253	6,253	—	—	—
Long-term debt *	618,668	667,632	93,718	113,065	117,532	343,317
Derivative instruments	746,210	2,981,790	1,397,500	1,330,010	251,040	3,240

	$1,623,628	$3,908,172	$1,749,968	$1,443,075	$368,572	$346,557

*	Included in long-term debt is $330,000 and $90,000 relating to convertible debentures, which may be settled through the issuance of shares at the option of the holder.

In addition to the amounts noted above, at June 30, 2011, net interest payments over the life of the long-term debt and bank credit facility are as follows:

	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Interest payments	$39,759	$72,901	$56,349	$79,772

(iv)	Supplier risk

Just Energy purchases the majority of the gas and electricity delivered to its customers through long term contracts entered into with various suppliers. Just Energy has an exposure to supplier risk as the ability to continue to deliver gas and electricity to its customers is reliant upon the ongoing operations of these suppliers and their ability to fulfill their contractual obligations. Just Energy has discounted the fair value of its financial assets by $1,091 to accommodate for its counterparties’ risk of default.

36.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

11.	ACCUMULATED OTHER COMPREHENSIVE INCOME

For the three months ended June 30, 2011

	Foreign currency translation adjustment	Cash flow hedges	Total
Balance, beginning of period	$29,033	$94,886	$123,919
Unrealized foreign currency translation adjustment	(3,745)	—	(3,745)
Amortization of deferred unrealized gain on discontinued hedges net of income taxes of $7,375	—	(13,017)	(13,017)

	$25,288	$81,869	$107,157

For the three months ended June 30, 2010

	Foreign currency translation adjustment	Cash flow hedges	Total
Balance, beginning of period	$28,584	$193,385	$221,969
Unrealized foreign currency translation adjustment	14,881	—	14,881
Amortization of deferred unrealized gain on discontinued hedges net of income taxes of $5,850	—	(28,723)	(28,723)

	$43,465	$164,662	$208,127

12.	SHAREHOLDERS’ CAPITAL AND CONTRIBUTED SURPLUS

Prior to the Conversion

Effective January 1, 2011, Just Energy completed the Conversion from an income trust to a corporation. As a result of the Conversion Just Energy’s trust units, along with the issued exchangeable and Class A preference shares, were exchanged on a one-for-one basis into shares of JEGI.

Prior to the Conversion, the trust units were redeemable at the option of the Fund’s Unitholders. The redemption price was calculated as the lower of the closing price on the day the units were tendered for redemption and 90% of the market price of the units for the ten days after redemption. The Fund had no redemptions for the period for which the trust units were outstanding.

IFRS requires financial instruments which include a redemption feature, making the instruments puttable, to be presented as a financial liability rather than equity. However, an exception to that requirement is available if the financial instrument meets certain criteria. Just Energy determined that the Fund’s units met the requirements for this exception, and accordingly, the trust units are presented as equity for the periods prior to the Conversion.

37.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

12.	SHAREHOLDERS’ CAPITAL AND CONTRIBUTED SURPLUS (cont’d)

Details of issued unitholders’ capital are as follows for the year ended March 31, 2011:

Prior to the Conversion (cont’d)

Issued and outstanding	Units	Amount
Balance, beginning of year	124,325,307	$777,856
Unit based awards exercised	38,989	462

Distribution reinvestment plan	1,324,834	17,935
Exchanged from Exchangeable Shares	894,018	12,595

Units exchanged pursuant to Conversion	(126,583,148)	(808,848)

Balance, end of year	—	$—

Subsequent to the Conversion

On January 1, 2011, Just Energy issued common shares in exchange for the outstanding trust units of the Fund. The exchange of the trust units of the Fund was accounted for as an exchange of equity instruments at carrying value. The exchange of Exchangeable Shares for common shares was accounted for as an extinguishment of the liability associated with Exchangeable Shares, at the redemption value measured on the date of the exchange.

Details of issued shareholders’ capital are as follows for the three months ended June 30, 2011, with comparatives for the year ended March 31, 2011:

	Three months ended June 30, 2011		Year ended March 31, 2011
Issued and outstanding	Shares	Amount	Shares	Amount
Balance, beginning of period	136,963,726	$963,982	—	—
Shares issued pursuant to the Conversion
Trust units	—	—	126,583,148	808,848
Class A preference shares (Note 19)	—	—	5,263,728	78,798
Exchangeable shares (Note 19)	—	—	3,794,154	56,799
Shares issued to minority shareholder in exchange for interest in TGF (i)	—	—	689,940	10,328
Share-based awards exercised	39,042	587	86,374	1,097

Dividend reinvestment plan (ii)	604,162	8,676	546,382	8,112

Balance, end of period	137,606,930	$973,245	136,963,726	$963,982

38.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

12.	SHAREHOLDERS’ CAPITAL AND CONTRIBUTED SURPLUS (cont’d)

(i)	Shares issued

During the year ended March 31, 2011, Just Energy issued 689,940 shares to acquire the interest held by the minority shareholder of TGF pursuant to the exercise of the minority holders put right. The shares were valued at $10,328 and the difference between $18,285 representing the value of the minority interest of TGF at the time of issuance, and the value of the shares has been recorded as an increase to contributed surplus.

(ii)	Dividend reinvestment plan

Under Just Energy’s dividend reinvestment plan (“DRIP”), shareholders holding a minimum of 100 common shares can elect to receive their dividends in common shares rather than cash at a 2% discount to the simple average closing price of the common shares for five trading days preceding the applicable dividend payment date, providing the common shares are issued from treasury and not purchased on the open market.

Contributed Surplus

Contributed surplus is as follows for the three months ended June 30, 2011, with comparatives for the year ended March 31, 2011:

Issued and outstanding	Three months ended June 30, 2011	Year ended March 31, 2011
Balance, beginning of period	$52,723	—
Reclassification resulting from the Conversion (Note 19)	—	43,147
Add: Gain on acquisition of minority interest	—	7,957
Share-based compensation	1,681	2,683
Non-cash deferred share grant distribution	32	33
Less: Share-based awards exercised	(587)	(1,097)

Balance, end of period	$53,849	$52,723

39.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

13.	LONG-TERM DEBT AND FINANCING

	June 30, 2011	March 31, 2011
Credit facility (a)	$63,000	$53,000
Less: Debt issue costs (a)	(1,772)	(1,965)
TGF credit facility (b)(i)	35,521	36,680
TGF debentures (b)(ii)	36,002	37,001
NHS financing (c)	113,109	105,716
$90 million convertible debentures (d)	85,046	84,706
$330 million convertible debentures (e)	287,762	286,439

	618,668	601,577
Less: current portion	(93,718)	(94,117)

	$524,950	$507,460

Future annual minimum principal repayments are as follows:

	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
Credit facility (a)	$—	$63,000	$—	$—	$63,000
TGF credit facility (b)(i)	35,521	—	—	—	35,521
TGF debentures (b)(ii)	36,002	—	—	—	36,002
NHS HTC financing (c)	22,195	50,065	27,532	13,317	113,109
$90 million convertible debentures (d)	—	—	90,000	—	90,000
$330 million convertible debentures (e)	—	—	—	330,000	330,000

	$93,718	$113,065	$117,532	$343,317	$667,632

The following table details the finance costs for the three months ended June 30. Interest is expensed at the effective interest rate.

	June 30, 2011	June 30, 2010
Credit facility (a)	$1,946	$1,359
TGF credit facility (b)(i)	537	447
TGF debentures (b)(ii)	1,130	950
TGF term/operating facilities (b)(iii)	—	311
NHS financing (c)	2,149	1,341
$90 million convertible debentures (d)	1,690	1,664
$330 million convertible debentures (e)	6,273	3,800
Provisions (Note 14)	67	65
Dividend classified as interest (Note 24)	—	2,818

	$13,792	$12,755

40.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

13.	LONG-TERM DEBT AND FINANCING (cont’d)

(a)	As at June 30, 2011, Just Energy has a $350 million credit facility to meet working capital requirements. The syndicate of lenders includes Canadian Imperial Bank of Commerce, Royal Bank of Canada, National Bank of Canada, Société Générale, Bank of Nova Scotia, The Toronto-Dominion Bank and Alberta Treasury Branches. The term of the facility expires on December 31, 2013.

Interest is payable on outstanding loans at rates that vary with Bankers’ Acceptances, LIBOR, Canadian bank prime rate or U.S. prime rate. Under the terms of the operating credit facility, Just Energy is able to make use of Bankers’ Acceptances and LIBOR advances at stamping fees that vary between 3.25% and 3.75%. Prime rate advances are at rates of interest that vary between bank prime plus 2.25% and 2.75% and letters of credit are at rates that vary between 3.25% and 3.75%. Interest rates are adjusted quarterly based on certain financial performance indicators.

As at June 30, 2011, the Canadian prime rate was 3.0% and the U.S. prime rate was 3.25%. As at June 30, 2011, Just Energy had drawn $63,000 (March 31, 2011—$53,000) against the facility and total letters of credit outstanding amounted to $80,671 (March 31, 2011—$78,209). As at June 31, 2011, debt issue costs relating to the facility are $1,772 (March 31, 2011—$1,965). As at June 30, 2011, Just Energy has $206,329 of the facility remaining for future working capital and security requirements. Just Energy’s obligations under the credit facility are supported by guarantees of certain subsidiaries and affiliates and secured by a general security agreement and a pledge of the assets and securities of Just Energy and the majority of its operating subsidiaries and affiliates excluding, among others, NHS and TGF. Just Energy is required to meet a number of financial covenants under the credit facility agreement. As at June 30, 2011 and 2010, all of these covenants had been met.

(b)	In connection with the acquisition of Universal Energy Group Ltd. (“Universal”) on July 1, 2009, Just Energy acquired the debt obligations of TGF, which currently comprise the following separate facilities:

(i)	TGF credit facility

A credit facility of up to $50,000 was established with a syndicate of Canadian lenders led by Conexus Credit Union and was arranged to finance the construction of the ethanol plant in 2007. The facility was revised on March 18, 2009 and was converted to a fixed repayment term of ten years, commencing March 1, 2009, which includes interest costs at a rate of prime plus 3% with principal repayments scheduled to commence on March 1, 2010. The credit facility is secured by a demand debenture agreement, a first priority security interest on all assets and undertakings of TGF, and a general security interest on all other current and acquired assets of TGF. As a result, the facility is fully classified as a current obligation. The facility was further revised on April 5, 2010 to postpone the principal payments due for April 1, 2010 to June 1, 2010, and to amortize them over the six-month period commencing October 1, 2010, and ending March 1, 2011. The credit facility includes certain financial covenants, the most significant of which relate to current ratio, debt to equity ratio, debt service coverage and minimum shareholders’ capital. The lenders deferred compliance with the financial covenants until April 1, 2011. The covenants will be measured as of March 31, 2012, and non-attainment may result in a non-compliance fee up to 0.25% of the loan balance as of March 31, 2012. As at June 30, 2011, the amount owing under this facility amounted to $35,521.

(ii)	TGF debentures

A debenture purchase agreement with a number of private parties providing for the issuance of up to $40,000 aggregate principal amount of debentures was entered into in 2006. TGF was in recent negotiations with the lender and adjusted the covenant levels. In addition the interest rate was increased to 12% and quarterly blended principal and interest payments of $1,100 were established. The agreement includes certain financial covenants, the more significant of which relate to current ratio, debt to capitalization ratio, debt service coverage, debt to EBITDA and minimum shareholders’ equity. Compliance with the new covenants will be measured annually

41.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

13.	LONG-TERM DEBT AND FINANCING (cont’d)

(ii)	TGF debentures (cont’d)

beginning with the fiscal 2012 year end. The maturity date was extended to May 15, 2014, with a call right any time after April 1, 2012. The debenture holders have no recourse to the Company or any other Just Energy entity. As of June 30, 2011, the amount owing under this debenture agreement amounted to $36,002.

(iii)	TGF has a working capital operating line of $7,000 bearing interest at a rate of prime plus 2%. In addition, total letters of credit issued amounted to $250.

(c)	In fiscal 2010, NHS entered into a long-term financing agreement for the funding of new and existing rental water heater and HVAC contracts in the Enbridge gas distribution territory. On July 16, 2010, NHS expanded this facility to cover the Union Gas territory. Pursuant to the agreement, NHS receives financing of an amount equal to the present value of the first five, seven or ten years of monthly rental income, discounted at the agreed upon financing rate of 7.99% and, as settlement, is required to remit an amount equivalent to the rental stream from customers on the water heater and HVAC contracts for the first five, seven or 10 years. As security for performance of the obligation, NHS has pledged the water heaters, HVAC equipment and rental contracts, subject to the financed rental agreement, as collateral.

The financing agreement is subject to a holdback provision, whereby 3% in the Enbridge territory and 5% in the Union Gas territory of the outstanding balance of the funded amount is deducted and deposited into a reserve account in the event of default. Once all obligations of NHS are satisfied or expired, the remaining funds in the reserve account will immediately be released to NHS.

NHS has $113,109 owing under this agreement, including $4,398 relating to the holdback provision, recorded in non-current receivables, as at June 30, 2011. NHS is required to meet a number of covenants under the agreement. As at June 30, 2011, all of these covenants have been met.

(d)	In conjunction with a previous acquisition, the Company also acquired the obligations of a convertible unsecured subordinated debentures (the “$90 million convertible debentures”) issued in October 2007. The fair value of the $90 million convertible debentures was estimated by discounting the remaining contractual payments at the time of acquisition. This discount will be accreted using an effective interest rate of 8%. These instruments have a face value of $90,000 and mature on September 30, 2014, unless converted prior to that date, and bear interest at an annual rate of 6% payable semi-annually on March 31 and September 30 of each year. Each $1,000 principal amount of the $90 million convertible debentures is convertible at any time prior to maturity or on the date fixed for redemption, at the option of the holder, into approximately 31.53 shares, representing a conversion price of $31.72 per common share as at June 30, 2011. Pursuant to the $90 million convertible debentures, if the Company fixes a record date for the payment of a dividend, the conversion price shall be adjusted in accordance therewith. During the period, interest expense amounted to $1,690.

On and after October 1, 2010, but prior to September 30, 2012, the $90 million convertible debentures are redeemable, in whole or in part, at a price equal to the principal amount thereof, plus accrued and unpaid interest, at Just Energy’s sole option on not more than 60 days’ and not less than 30 days’ prior notice, provided that the current market price on the date on which notice of redemption is given is not less than 125% of the conversion price. On and after September 30, 2012, but prior to the maturity date, the $90 million convertible debentures are redeemable, in whole or in part, at a price equal to the principal amount thereof, plus accrued and unpaid interest, at Just Energy’s sole option on not more than 60 days’ and not less than 30 days’ prior notice. On January 1, 2011, as part of the Conversion, JEGI assumed all of the obligations under the $90 million convertible debentures.

42.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

13.	LONG-TERM DEBT AND FINANCING (cont’d)

(e)	In order to fund the acquisition of Hudson, on May 5, 2010, Just Energy issued $330 million of convertible extendible unsecured subordinated debentures (the “$330 million convertible debentures”). The $330 million convertible debentures bear interest at a rate of 6.0% per annum payable semi-annually in arrears on June 30 and December 31, with a maturity date of June 30, 2017. Each $1,000 principal amount of the $330 million convertible debentures is convertible at any time prior to maturity or on the date fixed for redemption, at the option of the holder, into approximately 55.6 shares of the Company, representing a conversion price of $18 per share. During the period, interest expense amounted to $6,273. The $330 million convertible debentures are not redeemable prior to June 30, 2013, except under certain conditions after a change of control has occurred. On or after June 30, 2013, but prior to June 30, 2015, the $330 million convertible debentures may be redeemed by the Company, in whole or in part, on not more than 60 days’ and not less than 30 days’ prior notice, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest, provided that the current market price (as defined herein) on the date on which notice of redemption is given is not less than 125% of the conversion price. On and after June 30, 2015, and prior to maturity, the $330 million convertible debentures may be redeemed by Just Energy, in whole or in part, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest.

The Company may, at its own option, on not more than 60 days’ and not less than 40 days’ prior notice, subject to applicable regulatory approval and provided that no event of default has occurred and is continuing, elect to satisfy its obligation to repay all or any portion of the principal amount of the $330 million convertible debentures that are to be redeemed or that are to mature, by issuing and delivering to the holders thereof that number of freely tradable units determined by dividing the principal amount of the $330 million convertible debentures being repaid by 95% of the current market price on the date of redemption or maturity, as applicable.

The conversion feature of the $330 million convertible debentures has been accounted for as a separate component of shareholders’ deficit in the amount of $33,914. The remainder of the net proceeds of the $330 million convertible debentures has been recorded as long-term debt, which will be accreted up to the face value of $330,000 over the term of the $330 million convertible debentures using an effective interest rate of 8.8%. If the $330 million convertible debentures are converted into common shares, the value of the conversion will be reclassified to share capital along with the principal amount converted. On January 1, 2011, as part of the Conversion, JEGI assumed all of the obligations under the $330 million convertible debentures.

As a result of adopting IFRS, Just Energy has recorded a future tax liability of $15,728 on its convertible debentures and reduced the value of the equity component of convertible debentures by this amount.

43.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

14.	PROVISIONS

	June 30, 2011	March 31, 2011
Cost
Opening balance for the period	$7,250	$7,008
Provisions made during the period	134	2,853
Provisions reversed and used during the period	(67)	(2,808)
Unwinding of discount	67	462
Foreign exchange	(30)	(265)

Ending balance for the period	$7,354	$7,250

Current	$4,061	$4,006
Non-current	3,293	3,244

	$7,354	$7,250

Legal issues

The provision for legal issues shown above include the expected cash outflows from major claims and for several smaller litigation matters.

Just Energy’s subsidiaries are party to a number of legal proceedings. Just Energy believes that each proceeding constitutes a routine legal matter incidental to the business conducted by Just Energy and that the ultimate disposition of the proceedings will not have a material adverse effect on its consolidated earnings, cash flows or financial position.

In addition to the routine legal proceedings of Just Energy, the State of California has filed a number of complaints to the FERC against any suppliers of electricity, including Commerce, a subsidiary of Just Energy, with respect to events stemming from the 2001 energy crisis in California. Pursuant to the complaints, the State of California is challenging the FERC’s enforcement of its market-based rate system. Although Commerce did not own generation, the State of California is claiming that Commerce was unjustly enriched by the run-up caused by the alleged market manipulation by other market participants. The proceedings are currently ongoing. On March 18, 2010, the Administrative Law Judge granted the motion to strike for all parties in one of the complaints holding that California did not prove that the reporting errors masked the accumulation of market power. California has appealed the decision.

At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to this litigation are not determinable.

15.	REPORTABLE BUSINESS SEGMENTS

Just Energy operates in four reportable segments: gas marketing, electricity marketing, ethanol and home services. Reporting by products and services is in line with Just Energy’s performance measurement parameters.

Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

No operating segments have been aggregated to form the above reportable operating segments.

Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the consolidated financial statements. Just Energy is not considered to have any key customers.

44.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

15.	REPORTABLE BUSINESS SEGMENTS (cont’d)

The following tables present Just Energy’s results by operating segments:

For the three months ended June 30, 2011

	Gas marketing	Electricity marketing	Ethanol	Home services	Consolidated
Revenue	$202,457	$385,744	$30,192	$7,807	$626,200
Gross margin	25,112	60,372	2,545	6,232	94,261
Amortization of property, plant and equipment	337	673	293	38	1,341
Amortization of intangible assets	8,878	20,022	5	399	29,304
Other operating expenses	19,948	44,130	2,765	4,490	71,333

Operating profit (loss) for the period	$(4,051)	$(4,453)	$(518)	$1,305	$(7,717)
Finance costs	(3,512)	(6,442)	(1,687)	(2,151)	(13,792)
Change in fair value of derivative instruments	51,582	28,160	(45)	—	79,697
Other income	40	125	—	—	165
Provision for income tax expense	2,635	4,586	—	—	7,221

Profit for the period	$41,424	$12,804	$(2,250)	$(846)	$51,132

Capital expenditures	$687	$1,355	$27	$9,526	$11,595

Total goodwill	$129,517	$97,361	$—	$283	$227,161

Total assets	$506,644	$659,648	$163,203	$141,993	$1,471,488

Total liabilities	$702,551	$743,385	$95,660	$119,856	$1,661,452

For the three months ended June 30, 2010

	Gas marketing	Electricity marketing	Ethanol	Home services	Consolidated
Revenue	$202,763	$385,674	$16,806	$4,441	$609,684
Gross margin	17,415	62,896	(2,788)	2,832	80,355
Amortization of property, plant and equipment	612	944	296	68	1,920
Amortization of intangible assets	10,454	16,320	—	398	27,172
Other operating expenses	21,695	39,193	2,473	4,229	67,590

Operating profit (loss) for the period	$(15,346)	$6,439	$(5,557)	$(1,863)	$(16,327)
Finance costs	(3,948)	(5,759)	(1,707)	(1,341)	(12,755)
Change in fair value of derivative instruments	157,682	177,865	—	—	335,547
Other income (expense)	2,635	(859)	6	—	1,782
Provision for income tax expense	16,959	21,317	—	(818)	37,458

Profit for the period	$124,064	$156,369	$(7,258)	$(2,386)	$270,789

Capital expenditures	$523	$816	$114	$8,154	$9,607

Total goodwill	$141,643	$88,657	$—	$283	$230,583

Total assets	$742,930	$912,639	$156,102	$94,981	$1,906,652

Total liabilities	$959,622	$1,061,968	$100,595	$73,714	$2,195,899

45.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

15.	REPORTABLE BUSINESS SEGMENTS (cont’d)

Geographic information

Revenues from external customers

	For the three months ended June 30, 2011	For the three months ended June 30, 2010
Canada	$281,415	$307,281
United States	344,785	302,403

Total revenue per consolidated income statement	$626,200	$609,684

The revenue above is based on the location of the customer.

Non-current assets

Non-current assets for this purpose consist of property, plant and equipment and intangible assets and are summarized as follows:

	As at June 30, 2011	As at June 30, 2010
Canada	$520,930	$627,785
United States	294,244	473,265

Total	$815,174	$1,101,050

16.	OTHER INCOME, EXPENSES AND ADJUSTMENTS

For the three months ended June 30

(a) Other operating expenses

	2011	2010
Amortization of gas contracts	$6,740	$8,882
Amortization of electricity contracts	16,166	14,027
Amortization of water heaters	399	398
Amortization of other intangible assets	5,999	3,865
Amortization of property, plant and equipment	1,341	1,920
Bad debt expense	6,814	5,749
Transaction costs	—	1,099
Capital tax	—	133
Share-based compensation	1,681	2,010

	$39,140	$38,083

46.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

16.	OTHER INCOME, EXPENSES AND ADJUSTMENTS (cont’d)

(b)	Amortization and cost of inventories included in the consolidated income statement

Included in cost of sales

	2011	2010
Amortization	$2,903	$2,410
Costs of inventories recognized as an expense	529,036	526,919

	$531,939	$529,329

(c)	Included in change of fair value of derivative instruments

	$000,000	$000,000
	2011	2010
Amortization of gas contracts	$12,765	$12,729
Amortization of electricity contracts	24,323	22,748

(d)	Employee benefit expense

	$000,000	$000,000
	2011	2010
Wages, salaries and commissions	$38,203	$30,145
Benefits	5,250	4,788

	$43,453	$34,933

17.	INCOME TAXES

	$000,000	$000,000
	2011	2010
Current income tax recovery	$(2,238)	$(1,002)
Future tax expense	9,459	38,460

Provision for income tax	$7,221	$37,458

Just Energy’s previous income trust structure required certain temporary differences to be measured at higher deferred tax rates under IFRS. When Just Energy converted to a corporation on January 1, 2011, Just Energy re-measured its deferred tax balances in accordance with IFRS Standing Interpretations Committee (“SIC”) Standards – 25 Changes in Tax Structure of an Entity using the tax rates applicable to a corporation.

47.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

18.	INCOME PER UNIT/SHARE

	2011	2010
Basic income per unit/share
Net income available to shareholders	$51,132	$273,409

Basic units and shares outstanding	137,180,059	124,818,132

Basic income per share/unit	$0.37	$2.19

Diluted income per unit/share
Net income available to shareholders	$51,132	$273,409
Adjusted net income for dilutive impact of convertible debentures	6,017	3,925
Adjusted net income for financial liabilities	—	(8,614)

Adjusted net income	57,149	268,720

Basic units and shares outstanding	137,180,059	124,818,132
Dilutive effect of:
Weighted average number of Class A preference shares	—	5,263,728
Weighted average number of Exchangeable Shares	—	4,340,387
Restricted share grants	3,076,129	2,701,377
Deferred share grants	108,335	84,211
Convertible debentures	21,188,081	13,940,519

Shares outstanding on a diluted basis	161,552,604	151,148,354

Diluted income per share/unit	$0.35	$1.78

19.	LIABILITY ASSOCIATED WITH EXCHANGEABLE SHARES AND EQUITY-BASED COMPENSATION PLANS

Liability associated with Exchangeable Shares

Since 2001 and up to and including January 1, 2011, Just Energy had Exchangeable Shares outstanding. These shares did not meet the definition of an equity instrument in accordance with IAS 32, Financial Instruments: Presentation and accordingly, were classified as financial liabilities. The Exchangeable Shares were recorded upon transition to IFRS at redemption value and subsequent to transition were adjusted to reflect the redemption value at each reporting date. The resulting change from carrying value to redemption value was recorded at transition and at each reporting period to retained earnings and earnings respectively as a change in fair value of derivative instruments. All dividends attributable to exchangeable shareholders were recorded as interest expense in the reporting period for which the dividends were declared.

As a result of the Conversion, the Exchangeable Shares were exchanged on a one for one basis into common shares of JEGI. There were no Exchangeable Shares outstanding following the Conversion.

48.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

19.	LIABILITY ASSOCIATED WITH EXCHANGEABLE SHARES AND EQUITY-BASED COMPENSATION PLANS (cont’d)

Equity-based compensation plans

As the award holders were entitled to receive Fund units which under IFRS were considered puttable financial instruments, the awards were classified as liability-based awards. The fair value of awards was estimated at each reporting period using the fair market value of the Fund units at the reporting date. The resulting measurements of the liability were recorded as change in fair value of derivative financial instruments.

As a result of the Conversion, Just Energy’s equity-based compensation plan awards are now settled in non-redeemable common shares resulting in equity plan accounting under IFRS. Accordingly, the fair value of the vested portion of outstanding awards was reclassified from liability to contributed surplus on January 1, 2011.

The following table summarizes the changes in the liability associated with the Exchangeable Shares and the equity-based compensation:

	Exchangeable Shares of JEEC		Class A preference shares of JEC		Unit based awards				Total
	Shares	$-Value	Shares	$-Value	Options	DDUGS	UARs	$-Value	$-Value
Opening balance April 1, 2010	4,688,172	66,947	5,263,728	75,166	352,500	84,138	2,640,723	39,015	181,128
Exchanged	(422,673)	(5,903)	—	—	—	—	—	—	(5,903)
Issued/forfeited	—	—	—	—	(217,500)	6,602	65,448	—	—
Non-cash deferred unit grant	—	—	—	—	—	—	—	26	26
Unit based compensation	—	—	—	—	—	—	—	2,010	2,010
Change in fair value	—	(7,043)	—	(8,527)	—	—	—	(5,601)	(21,171)

Balance June 30, 2010	4,265,499	54,001	5,263,728	66,639	135,000	90,740	2,706,171	35,450	156,090
Exchanged	(217,716)	(2,981)	—	—	—	—	(38,989)	(461)	(3,442)
Issued/forfeited	—	—	—	—	—	5,823	88,480	—	—
Non-cash deferred unit grant	—	—	—	—	—	—	—	28	28
Unit based compensation	—	—	—	—	—	—	—	2,573	2,573
Change in fair value	—	8,240	—	10,422	—	—	—	4,220	22,882

Balance September 30, 2010	4,047,783	59,260	5,263,728	77,061	135,000	96,563	2,755,662	41,810	178,131
Exchanged	(253,629)	(3,711)	—	—	—	—	—	—	(3,711)
Issued/forfeited	—	—	—	—	—	5,937	21,323	—	—
Non-cash deferred unit grant	—	—	—	—	—	—	—	33	33
Unit based compensation	—	—	—	—	—	—	—	2,648	2,648
Change in fair value	—	1,250	—	1,737	—	—	—	(1,344)	1,643

Balance December 31, 2010	3,794,154	56,799	5,263,728	78,798	135,000	102,500	2,776,985	43,147	178,744
Reclassified to share capital on the conversion to a corporation	(3,794,154)	(56,799)	(5,263,728)	(78,798)	—	—	—	—	(135,597)
Reclassified to contributed surplus on the conversion to a corporation	—				(135,000)	(102,500)	(2,776,985)	(43,147)	(43,147)

	—	—	—	—	—	—	—	—	—

49.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

20.	DISTRIBUTIONS AND DIVIDENDS PAID AND PROPOSED

For the three months ended June 30, 2011, dividends of $0.31 (2010—$0.31) per unit/share were proposed and paid by Just Energy. This amounted to $43,605 (2010—$39,459), which was approved throughout the period by the Board of Directors and was paid out during the quarter.

Declared dividends subsequent to quarter end

On July 5, 2011, the Board of Directors of Just Energy declared a dividend in the amount of $0.10333 per common share ($1.24 annually). The dividend will be paid on July 31, 2011 to shareholders of record at the close of business on July 15, 2011.

On August 3, 2011, the Board of Directors of Just Energy declared a dividend in the amount of $0.10333 per common share ($1.24 annually). The dividend will be paid on August 31, 2011 to shareholders of record at the close of business on August 15, 2011.

21.	COMMITMENTS

Commitments for each of the next five years and thereafter are as follows:

As at June 30, 2011

	Premises and equipment leasing	Grain production contracts	Master Services agreement with EPCOR	Long-term gas and electricity contracts with various suppliers
Less than 1 year	$8,333	$3,849	$2,588	$1,397,500
One to three years	11,435	1,267	—	1,330,010
Four to five years	6,837	—	—	251,040
Exceeding five years	4,468	—	—	3,240

	$31,073	$5,116	$2,588	$2,981,790

As at June 30, 2010

	Premises and equipment leasing	Grain production contracts	Master Services agreement with EPCOR	Long-term gas and electricity contracts with various suppliers
Less than 1 year	$8,256	$44,212	$8,653	$1,712,415
One to three years	11,741	8,254	7,692	1,798,491
Four to five years	6,138	—	—	417,250
Exceeding five years	5,021	—	—	8,143

	$31,156	$52,466	$16,345	$3,936,299

50.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

21.	COMMITMENTS (cont’d)

Just Energy is also committed under long-term contracts with customers to supply gas and electricity. These contracts have various expiry dates and renewal options. Just Energy has entered into leasing contracts for office buildings and administrative equipment. These leases have a leasing period between one and eight years. For the main office building of Just Energy, there is a renewal option for an additional five years. No purchase options are included in any major leasing contracts.

22.	ADJUSTMENTS REQUIRED TO REFLECT NET CASH RECEIPTS FROM GAS SALES

Changes in	2011	2010
Accrued gas receivable	$12,146	$17,971
Gas delivered in excess of consumption	(7,327)	(12,551)
Accrued gas accounts payable	(8,932)	(12,567)
Deferred revenue	7,221	15,583

	$3,108	$8,436

23.	CHANGES IN NON-CASH WORKING CAPITAL

	2011	2010
Accounts receivable and unbilled revenues	$32,537	$91,232
Gas in storage	(20,686)	(33,545)
Prepaid expenses	55	(1,329)
Inventory	2,973	1,687
Trade and other payables	(18,965)	(51,477)
Provisions	37	(464)

	$(4,049)	$6,104

24.	EXPLANATION OF TRANSITION TO IFRS

For all periods up to and including the year ended March 31, 2011, Just Energy prepared its financial statements in accordance with Canadian GAAP. These financial statements, for the three months ended June 30, 2011, are the first financial statements that Just Energy has prepared in accordance with IFRS.

Accordingly, Just Energy has prepared financial statements which comply with IFRS for periods beginning on or after April 1, 2011, as described in the accounting policies set out in Note 3. In preparing these financial statements, Just Energy’s opening consolidated statement of financial position was prepared as at April 1, 2010 (Just Energy’s date of transition).

In preparing the opening IFRS consolidated statement of financial position, Just Energy has adjusted amounts previously reported in consolidated financial statements prepared in accordance with Canadian GAAP. An explanation of how the transition from Canadian GAAP to IFRS has affected Just Energy’s financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

(a) Elective exemptions from full retrospective application

In preparing these consolidated financial statements in accordance with IFRS 1, First-time adoption of International Financial Reporting Standards (“IFRS 1”), Just Energy has applied certain optional exemptions from full retrospective application of IFRS. The optional exemptions are described below.

51.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

24.	EXPLANATION OF TRANSITION TO IFRS (cont’d)

(i)	Business combinations
Just Energy has applied the Business Combinations exemption in IFRS 1 to not apply IFRS 3, Business Combinations retrospectively. Accordingly, Just Energy has not restated business combinations that took place prior to the transition date.

(ii)	Share-based Payments
Just Energy has elected to apply IFRS 2, Share-based Payments, to equity instruments granted on or before November 7, 2002, or which are vested by the transition date.

(iii)	Borrowing Costs
IAS 23, “Borrowing Costs”, requires that Just Energy capitalize the borrowing costs related to all qualifying assets for which the commencement date for capitalization is on or after April 1, 2010. Just Energy elected not to early adopt this policy and has, therefore, expensed all borrowing costs prior to transition.

(b)	Mandatory exemptions to retrospective application

In preparing these consolidated financial statements in accordance with IFRS 1, Just Energy has applied certain mandatory exemptions from full retrospective application of IFRS. The mandatory exceptions applied from full retrospective application of IFRS are described below.

(i)	Estimates
Hindsight was not used to create or revise estimates, and accordingly, the estimates previously made by Just Energy under Canadian GAAP are consistent with their application under IFRS.

(ii)	Hedge accounting
Hedge accounting can only be applied prospectively from the transition date to transactions that satisfy the hedge accounting criteria in IAS 39 at that date. Hedging relationships cannot be designated retrospectively and the supporting documentation cannot be created prospectively. Just Energy has not applied any hedge accounting at or after the transition date.

Prior to July 1, 2008, Just Energy utilized hedge accounting for its customer contracts and formally documented the relationship between hedging instruments and the hedged items as well as its risk management objective and strategy for undertaking various hedge transactions. Effective July 1, 2008, Just Energy ceased the utilization of hedge accounting. The balance still remaining in accumulated other comprehensive income relates to the effective portion of the hedges that are still expected to occur as of the transition date.

52.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

Reconciliation of financial position and equity at April 1, 2010:

Canadian GAAP accounts	Canadian GAAP balances	IFRS adjustments	IFRS reclassifications	IFRS balance	IFRS accounts
ASSETS					ASSETS
Non-current assets					Non-current assets
Property, plant and equipment	$217,223	$(547)	$—	$216,676	Property, plant and equipment
Intangible assets	342,022	—	186,832	528,854	Intangible assets
Goodwill	190,862	(4,030)	(186,832)	—
Other assets long-term	5,027	—	—	5,027	Other non-current financial assets
Long-term receivables	2,014	—	—	2,014	Non-current receivables
Contract initiation costs	5,587			5,587	Contract initiation costs
Future income tax assets	85,197	150,771	29,139	265,107	Deferred tax asset

	847,932	146,194	29,139	1,023,265
Current assets					Current assets
Inventory	6,323	—	—	6,323	Inventories
Gas in storage	4,058	—	—	4,058
Gas delivered in excess of consumption	7,410	—	—	7,410	Gas delivered in excess of consumption
Accounts receivable	232,579	—	—	232,579	Current trade and other receivables
Accrued gas receivable	20,793	—	—	20,793	Accrued gas receivable
Unbilled revenues	61,070	—	—	61,070	Unbilled revenues
Prepaid expenses and deposits	20,038	—	—	20,038	Prepaid expenses and deposits
Other assets – current	2,703	—	—	2,703	Other current assets
Current portion of future income tax assets	29,139	—	(29,139)	—
Cash	60,132	—	18,650	78,782	Cash and cash equivalents
Restricted cash	18,650	—	(18,650)	—

	462,895	—	(29,139)	433,756

TOTAL ASSETS	$1,310,827	$146,194	$—	$1,457,021	TOTAL ASSETS

EQUITY AND LIABILITIES					EQUITY AND LIABILITIES
Unitholders’ deficiency					Equity attributable to equity holders of the parent
Deficit	$(1,423,698)	$(132,971)	$—	$(1,556,669)	Deficit
Accumulated other comprehensive income	221,969	—	—	221,969	Accumulated other comprehensive income
Unitholders’ capital	659,118	118,738	—	777,856	Unitholders’ capital
Contributed surplus	18,832	(18,832)	—	—	Contributed surplus

Unitholders’ deficiency	(523,779)	(33,065)	—	(556,844)	Unitholders’ deficiency
Non-controlling interest	20,603	(182)	—	20,421	Non-controlling interest

Total equity	(503,176)	(33,247)	—	(536,423)	Total equity
Liabilities					LIABILITIES
Non-current liabilities					Non-current liabilities
Long-term debt	231,837	—	—	231,837	Long-term debt
Provisions	—	3,270	(146)	3,124	Provisions
Deferred lease inducements	1,984	—	—	1,984	Deferred lease inducements
Other liabilities – long-term	590,572	—	—	590,572	Other non-current financial liabilities
Future income taxes	—	—	6,776	6,776	Deferred tax liability
Liability associated with exchangeable shares and equity-based compensation		181,128		181,128	Liability associated with exchangeable shares and equity-based compensation

	824,393	184,398	6,630	1,015,421
Current liabilities					Current liabilities
Bank indebtedness	8,236	—	—	8,236	Bank indebtedness
Accounts payable and accrued liabilities	184,682	(7,460)	146	177,368	Trade and other payables
Accrued gas accounts payable	15,093	—	—	15,093	Accrued gas accounts payable
Deferred revenue	7,202	—	—	7,202	Deferred revenue
Unit distribution payable	13,182	—	—	13,182	Unit distribution payable
Corporate taxes payable	6,410	—	—	6,410	Income taxes payable
Current portion of long-term debt	62,829	(1,381)	—	61,448	Current portion of long-term debt
Provisions	—	3,884	—	3,884	Provisions
Current portion future income tax liabilities	6,776	—	(6,776)	—
Other liabilities—current	685,200	—	—	685,200	Other current financial liabilities

	989,610	(4,957)	(6,630)	978,023

TOTAL LIABILITIES	$1,814,003	$179,441	$—	$1,993,444	TOTAL LIABILITIES

TOTAL EQUITY AND LIABILITIES	$1,310,827	$146,194	$—	$1,457,021	TOTAL EQUITY & LIABILITIES

53.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

24.	EXPLANATION OF TRANSITION TO IFRS (cont’d)

Reconciliation of consolidated income statement for the three months ended June 30, 2010

Canadian GAAP accounts	Canadian GAAP	IFRS Adjustment	IFRS Reclassifications	IFRS	IFRS accounts
SALES	$609,684	$—	$—	$609,684	SALES
COST OF SALES	529,187	142	—	529,329	COST OF SALES

GROSS MARGIN	80,497	(142)	—	80,355	GROSS MARGIN
EXPENSES					EXPENSES
General and administrative	29,272	(431)	—	28,841	Administrative expenses
Marketing expenses	29,758	—	—	29,758	Selling and marketing expenses
Other operating expenses	—	1,099	36,984	38,083	Other operating expenses
Bad debt expense	5,749	—	(5,749)	—
Amortization of intangible assets and related supply contracts	27,172	—	(27,172)	—
Amortization of property, plant and equipment	1,920	—	(1,920)	—
Unit-based compensation	1,075	935	(2,010)	—
Capital tax	133	—	(133)	—

	$95,079	$1,603	$—	$96,682

Income (loss) before the undernoted	(14,582)	(1,745)	—	(16,327)	Operating profit
Interest expense	9,480	3,275	—	12,755	Finance costs
Change in fair value of derivative instruments	(314,376)	(21,171)	—	(335,547)	Change in fair value of derivative instruments
Other income	(1,782)	—	—	(1,782)	Other income

Income before income tax	292,096	16,151	—	308,247	Income before income tax

Provision for income tax expense	19,360	18,098	—	37,458	Provision for income tax expense

NET INCOME (LOSS) FOR THE PERIOD	$272,736	$(1,947)	—	$270,789	PROFIT FOR THE PERIOD

Attributable to:					Attributable to:

Unitholders of Just Energy	$275,309	$(1,900)	—	$273,409	Unitholders of Just Energy

Non-controlling interests	(2,573)	(47)	—	(2,620)	Non-controlling interests

NET INCOME (LOSS) FOR THE PERIOD	$272,736	$(1,947)	$—	$270,789	PROFIT FOR THE PERIOD

54.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

24.	EXPLANATION OF TRANSITION TO IFRS (cont’d)

Reconciliation of consolidated statement of comprehensive income for the three months ended June 30, 2010:

Canadian GAAP accounts	Canadian GAAP	IFRS Adjustment	IFRS Reclassifications	IFRS	IFRS accounts
NET INCOME	$272,736	$(1,947)	$—	$270,789	NET INCOME
Unrealized gain on translation of self-sustaining operations	14,876	5	—	14,881	Unrealized gain on translation of self-sustaining operations

Amortization of deferred unrealized gain on discontinued hedges – net of income taxes of $5,850	(28,723)	—	—	(28,723)	Amortization of deferred unrealized gain on discontinued hedges – net of income taxes of $5,850

OTHER COMPREHENSIVE LOSS	(13,847)	5	—	(13,842)	OTHER COMPREHENSIVE LOSS

COMPREHENSIVE INCOME	$258,889	$(1,942)	$—	$256,947	OTHER COMPREHENSIVE INCOME

Attributable to:					Attributable to:

Unitholders of Just Energy	$261,462	$(1,895)	$—	$259,567	Unitholders of Just Energy

Non-controlling interests	(2,573)	(47)		(2,620)	Non-controlling interests

	$258,889	$(1,942)	$—	$256,947

55.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

Reconciliation of financial position and equity at June 30, 2010:

Canadian GAAP accounts	Canadian GAAP balances	IFRS adjustments	IFRS reclassifications	IFRS balance	IFRS accounts
ASSETS					ASSETS
Non-current assets					Non-current assets
Property, plant and equipment	$226,593	$(688)	$(991)	$224,914	Property, plant and equipment
Intangible assets	644,562	—	231,574	876,136	Intangible assets
Goodwill	235,740	(5,157)	(230,583)	—
Other assets long-term	4,674	—	—	4,674	Other non-current financial assets
Contract initiation costs	28,330	—	—	28,330	Contract initiation costs
Long-term receivable	3,898	—	—	3,898	Non-current receivables
Future income tax assets	88,484	131,913	14,940	235,337	Deferred tax asset

	1,232,281	126,068	14,940	1,373,289
Current assets					Current assets
Inventory	4,636	—	—	4,636	Inventories
Gas in storage	38,386	—	—	38,386	Gas in storage
Gas delivered in excess of consumption	21,325	—	—	21,325	Gas delivered in excess of consumption
Accounts receivable & unbilled revenues	312,900	—	—	312,900	Current trade and other receivables
Accrued gas receivable	20,978	—	—	20,978	Accrued gas receivable
Prepaid expenses and deposits	24,543	—	—	24,543	Prepaid expenses and deposits
Other assets – current	1,637	—	—	1,637	Other current assets
Current portion of future income tax assets	14,940	—	(14,940)	—
Cash	94,428	—	14,530	108,958	Cash and cash equivalents
Restricted cash	14,530	—	(14,530)	—

	548,303	—	(14,940)	533,363

TOTAL ASSETS	$1,780,584	$126,068	$—	$1,906,652	TOTAL ASSETS

EQUITY AND LIABILITIES					EQUITY AND LIABILITIES
Unitholders’ deficiency					Equity attributable to equity holders of the parent
Deficit	$(1,190,128)	$(132,591)	$—	$(1,322,719)	Deficit
Accumulated other comprehensive income	208,122	5	—	208,127	Accumulated other comprehensive income
Unitholders’ capital	664,717	124,641	—	789,358	Unitholders’ capital
Equity component of convertible debentures	33,914	(15,728)	—	18,186	Equity component of convertible debentures
Contributed surplus	19,933	(19,933)	—	—	Contributed surplus

	(263,442)	(43,606)	—	(307,048)
Non-controlling interest	18,030	(229)	—	17,801	Non-controlling interest

Total equity	$(245,412)	$(43,835)	$—	$(289,247)	Total equity

Liabilities					LIABILITIES
Non-current liabilities					Non-current liabilities
Long-term debt	$496,478	$—	$—	$496,478	Long-term debt
Future income taxes	—	15,506	9,513	25,019	Deferred tax liability
Deferred lease inducements	1,898	—	—	1,898	Deferred lease inducements
Other liabilities – long-term	496,292	—	—	496,292	Other non-current financial liabilities
Provisions	—	8,492	(5,151)	3,341	Provisions
Liability associated with exchangeable shares and equity-based compensation	—	156,090	—	156,090	Liability associated with exchangeable shares and equity-based compensation

	994,668	180,088	4,362	1,179,118
Current liabilities					Current liabilities
Bank indebtedness	7,853	—	—	7,853	Bank indebtedness
Accounts payable and accrued liabilities	308,412	(9,196)	—	299,216	Trade and other payables
Accrued gas accounts payable	1,414	—	—	1,414	Accrued gas accounts payable
Deferred revenue	25,202	—	—	25,202	Deferred revenue
Unit distribution payable	13,235	—	—	13,235	Unit distribution payable
Corporate taxes payable	2,838	—	—	2,838	Income taxes payable
Current portion of long-term debt	65,108	(989)	—	64,119	Current portion of long-term debt
Provisions	—	5,151	—	5,151	Provisions
Current portion future income tax liabilities	9,513	—	(9,513)	—
Other liabilities—current	597,753	—	—	597,753	Other current financial liabilities

	1,031,328	(5,034)	(9,513)	1,016,781

TOTAL LIABILITIES	$2,025,996	$175,054	$(5,151)	$2,195,899	TOTAL LIABILITIES

TOTAL EQUITY AND LIABILITIES	$1,780,584	$131,219	$(5,151)	$1,906,652	TOTAL EQUITY AND LIABILITIES

56.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

24.	EXPLANATION OF TRANSITION TO IFRS (cont’d)

Reconciliation of consolidated income statement for the year ended March 31, 2011:

Canadian GAAP accounts	Canadian GAAP	IFRS Adjustment	IFRS Reclassifications	IFRS	IFRS accounts
SALES	$2,953,192	$—	$—	$2,953,192	SALES

COST OF SALES	2,470,989	641	—	2,471,630	COST OF SALES

GROSS MARGIN	482,203	(641)	—	481,562	GROSS MARGIN

EXPENSES					EXPENSES

General and administrative	109,407	(7)	—	109,400	Administrative expenses

Marketing expenses	133,607	—	—	133,607	Selling and marketing expenses

Other operating expenses	—	1,284	164,291	165,575	Other operating expenses

Bad debt expense	27,650	—	(27,650)	—	Bad debt expense

Amortization of intangible assets and related supply contracts	120,841	—	(120,841)	—	Amortization of intangible assets and related supply contracts
Amortization of property, plant and equipment	5,698	—	(5,698)	—	Amortization of property, plant and equipment

Unit-based compensation	5,509	4,405	(9,914)	—	Unit-based compensation

Capital tax	188		(188)	—	Capital tax

	402,900	5,682	—	408,582

Income (loss) before the undernoted	79,303	(6,323)	—	72,980	Operating profit

Interest expense	50,437	9,446	—	59,883	Finance costs
Change in fair value of derivative instruments	(509,401)	3,354	—	(506,047)	Change in fair value of derivative instruments

Other income	(7,235)	—	—	(7,235)	Other income

Income before income tax	545,502	(19,123)	—	526,379	Income before income tax

Provision for income tax expense	32,142	141,297	—	173,439	Provision for income tax expense

NET INCOME FOR THE PERIOD	$513,360	$(160,420)	$—	$352,940	PROFIT FOR THE PERIOD

Attributable to:					Attributable to:

Shareholders of Just Energy	$515,347	$(160,271)	$—	$355,076	Shareholders of Just Energy

Non-controlling interests	(1,987)	(149)	—	(2,136)	Non-controlling interests

	$513,360	$(160,420)	$—	$352,940

57.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

24.	EXPLANATION OF TRANSITION TO IFRS (cont’d)

Reconciliation of consolidated statement of comprehensive income for the year ended March 31, 2011:

	Canadian GAAP	IFRS adjustment	IFRS reclassifications	IFRS
NET INCOME	$513,360	$(160,420)	$—	$352,940	NET INCOME
Unrealized gain on translation of self-sustaining operations	334	115	—	449	Unrealized gain on translation of self-sustaining operations
Amortization of deferred unrealized gain on discontinued hedges – net of income taxes of $21,384	(98,499)	—	—	(98,499)	Amortization of deferred unrealized gain on discontinued hedges – net of income taxes of $21,384

OTHER COMPREHENSIVE LOSS	(98,165)	115	—	(98,050)	OTHER COMPREHENSIVE LOSS

COMPREHENSIVE INCOME	$415,195	$(160,305)	$—	$254,890	OTHER COMPREHENSIVE INCOME

Attributable to:					Attributable to:

Shareholders of Just Energy	$417,182	$(160,156)	$—	$257,026	Shareholders of Just Energy

Non-controlling interests	(1,987)	(149)	—	(2,136)	Non-controlling interests

	$415,195	$(160,305)	$—	$254,890

58.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

24.	EXPLANATION OF TRANSITION TO IFRS (cont’d)

Reconciliation of financial position and equity at March 31, 2011:

Canadian GAAP accounts	Canadian GAAP balances	IFRS adjustments	IFRS reclassifications	IFRS balance	IFRS accounts
ASSETS					ASSETS
Non-current assets					Non-current assets
Property, plant and equipment	$235,189	$(1,187)	$—	$234,002	Property, plant and equipment
Intangible assets	412,752	—	227,467	640,219	Intangible assets
Goodwill	224,409	3,058	(227,467)	—
Other assets long-term	5,384	—	—	5,384	Other non-current financial assets
Contract initiation costs	29,654	—	—	29,654	Contract initiation costs
Long-term receivable	4,569	—	—	4,569	Non-current receivables
Future income tax assets	85,899	(489)	36,375	121,785	Deferred tax asset

	997,856	1,382	36,375	1,035,613

Current assets					Current assets
Inventory	6,906	—	—	6,906	Inventories
Gas in storage	6,133	—	—	6,133	Gas in storage
Gas delivered in excess of consumption	3,481	—	—	3,481	Gas delivered in excess of consumption
Accounts receivable	281,685	—	—	281,685	Current trade and other receivables
Unbilled revenues	112,147	—	—	112,147	Unbilled revenues
Accrued gas receivable	26,535			26,535	Accrued gas receivable
Prepaid expenses and deposits	6,079	—	—	6,079	Prepaid expenses and deposits
Other assets – current	3,846	—	—	3,846	Other current assets
Corporate tax recoverable	9,135		—	9,135	Corporate tax recoverable
Current portion of future income tax assets	36,375	—	(36,375)	—
Cash	97,633	—	833	98,466	Cash and cash equivalents
Restricted cash	833	—	(833)	—

	590,788	—	(36,375)	554,413

TOTAL ASSETS	$1,588,644	$1,382	$—	$1,590,026	TOTAL ASSETS

EQUITY AND LIABILITIES					EQUITY AND LIABILITIES

Shareholders’ deficiency					Equity attributable to equity holders of the parent
Deficit	$(1,063,179)	$(286,749)	$—	$(1,349,928)	Deficit
Accumulated other comprehensive income	123,804	115	—	123,919	Accumulated other comprehensive income
Shareholders’ capital	697,052	266,930	—	963,982	Shareholders’ capital
Equity component of convertible debt	33,914	(15,728)	—	18,186	Equity component of convertible debt
Contributed surplus	22,903	29,820	—	52,723	Contributed surplus

Total equity	$(185,506)	$(5,612)	$—	$(191,118)	Total equity

Liabilities					LIABILITIES
Non-current liabilities					Non-current liabilities
Long-term debt	$507,460	$—	$—	$507,460	Long-term debt
Future income taxes	2,657	7,046	13,216	22,919	Deferred tax liability
Deferred lease inducements	1,622	—	—	1,622	Deferred lease inducements
Other liabilities – long-term	355,412	—	—	355,412	Other non-current financial liabilities
Provisions	—	3,244	—	3,244	Provisions

	867,151	10,290	13,216	894,663

Current liabilities					Current liabilities
Bank indebtedness	2,314	—	—	2,314	Bank indebtedness
Accounts payable and accrued liabilities	282,805	(7,302)	—	275,503	Trade and other payables
Accrued gas accounts payable	19,353	—	—	19,353	Accrued gas accounts payable
Corporate taxes payable	9,788	—	—	9,788	Income taxes payable
Current portion of long-term debt	94,117	—	—	94,117	Current portion of long-term debt
Provisions		4,006	—	4,006	Provisions
Current portion future income tax liabilities	13,216	—	(13,216)	—
Other liabilities—current	485,406	—	—	485,406	Other current financial liabilities

	906,999	(3,296)	(13,216)	886,481

TOTAL LIABILITIES	$1,774,150	$6,994	$—	$1,781,144	TOTAL LIABILITIES

TOTAL EQUITY AND LIABILITIES	$1,588,644	$1,382	$—	$1,590,026	TOTAL EQUITY AND LIABILITIES

59.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

24.	EXPLANATION OF TRANSITION TO IFRS (cont’d)

Notes	to the reconciliation of equity as at June 30, 2011.

A.	Property, plant and equipment

Canadian GAAP – Component accounting required but typically not practiced in Canada.

IFRS—Where an item of plant and equipment comprises major components with different useful lives, the components are accounted for as separate items. Management has re-assessed the significant parts of the ethanol plant which has resulted in a decrease in amortization of the ethanol plant.

B.	Transaction costs

Canadian GAAP – The cost of the purchase includes the direct costs of the business combination.

IFRS—Transaction costs of the business combination are expensed as incurred.

Transaction costs relating to the acquisition of Hudson have been expensed under IFRS. In addition, and in accordance with IAS 39, management has allocated transaction costs directly attributable to the credit facility which were previously included as part of a business combination, to the related long-term debt. These costs are now expensed using the effective interest rate method over the life of the related debt.

C.	Stock-based compensation and contributed surplus

Canadian GAAP—For grants of share-based awards with graded vesting, the total fair value of the award is recognized on a straight-line basis over the employment period necessary to vest the award.

IFRS—Each tranche in an award; graded vesting is considered a separate grant with a different vesting date and fair value. Each grant is accounted for on that basis. As a result, Just Energy adjusted its expense for share-based awards to reflect this difference in recognition.

D.	Provisions

Canadian GAAP – Accounts payable, accrued liabilities and provisions are disclosed on the consolidated statement of financial position as a single line item.

IFRS – Provisions are disclosed separately from liabilities and accrued liabilities and require additional disclosure. Under IFRS, provisions are also measured at the present value of the expenditures expected to be required to settle the obligation using a discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. This has resulted in an adjustment to Just Energy.

E.	Deferred tax asset/liability

Canadian GAAP—Deferred taxes are split between current and non-current components on the basis of either: (1) the underlying asset or liability or (2) the expected reversal of items not related to an asset or liability.

IFRS—All deferred tax assets and liabilities are classified as non-current.

F.	Impairment

Canadian GAAP—A recoverability test is performed by first comparing the undiscounted expected future cash flows to be derived from the asset to its carrying amount. If the asset does not recover its carrying value, an impairment loss is calculated as the excess of the asset’s carrying amount over its fair value.

IFRS – The impairment loss is calculated as the excess of the asset’s carrying amount over its recoverable amount, where recoverable amount is defined as the higher of the asset’s fair value less costs to sell and its value-in-use. Under the value-in-use calculation, the expected future cash flows from the asset are discounted to their net present value. The change in measurement methodology did not result in additional impairment to Just Energy under IFRS.

G.	Exchangeable Shares and equity-based compensation

Canadian GAAP – The Class A preference shares and Exchangeable Shares issued by a subsidiary of an income fund are presented on the consolidated balance sheets of the income fund as part of unitholders’ capital if certain criteria are met.

60.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

24.	EXPLANATION OF TRANSITION TO IFRS (cont’d)

Just Energy had met the criteria and the Class A preference shares and Exchangeable Shares were recorded as part of Unitholders’ capital.

IFRS – As a result of the Class A preference shares, exchangeable shares and equity-based compensation being exchangeable into a puttable liability, the shares and equity-based compensation did not meet the definition of an equity instrument in accordance with IAS 32 Financial Instruments: Presentation and accordingly, were classified as financial liabilities. The Exchangeable Shares and equity-based compensation were recorded upon transition to IFRS at redemption value and subsequent to transition were adjusted to reflect the redemption value at each reporting date. The resulting change from carrying value to redemption value was recorded at transition and at each reporting period to retained earnings and earnings respectively as a change in fair value of derivative instruments. All distributions were recorded as interest expense in the reporting period for which the dividends were declared.

H.	Deferred taxes

Canadian GAAP—There was an exemption that allowed issuers of convertible debentures to treat the difference in the convertible debentures as a permanent difference between tax and accounting. This exemption does not exist under IFRS.

Under CGAAP, Just Energy’s deferred tax balances were calculated using the enacted or substantively enacted tax rates that were expected to apply to the reporting period(s) when the temporary differences were expected to reverse.

IFRS – The discount on the convertible debentures has been included in assessing the company’s future tax position. IAS 12, Income Taxes, requires the application of an “undistributed tax rate” in the calculation of deferred taxes, whereby deferred tax balances are measured at the tax rate applicable to Just Energy’s undistributed profits during the periods when Just Energy was an income trust.

Deferred taxes have been recalculated on the revised accounting values for the adjustments A to G.

I.	Acquisition of minority interest

Canadian GAAP – The gain on the acquisition of minority interest which occurred on January 1, 2011, was treated as a reduction to goodwill on the original acquisition.

IFRS – The gain was reallocated to contributed surplus as this is considered an equity transaction.

J.	Cash flow statements

Cash flow statements prepared under IAS 7, Statement of Cash Flows, present cash flows in the same manner as under previous GAAP. Other than the adjustments noted above, reclassifications between net earnings and the adjustments to compute cash flows from operating activities there were no material changes to the statement of cash flows.

61.